Exhibit 99.12
INDIAN GAAP STANDALONE

Independent Auditor’s Report
To the Members of Infosys Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited (‘the Company’) which comprise the balance sheet as at 31 March 2013, the statement of profit and loss and the cash flow statement for the year ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 (“the Act”). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

 Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the balance sheet, of the state of affairs of the Company as at 31 March 2013;
(ii)	in the case of the statement of profit and loss, of the profit for the year ended on that date; and
(iii)	in the case of the cash flow statement, of the cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1.	As required by the Companies (Auditor’s Report) Order, 2003 (“the Order”), as amended, issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Act, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the Order.
2.	As required by section 227(3) of the Act, we report that:
	a.	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
	b.	in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
	c.	the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement dealt with by this Report are in agreement with the books of account;
d.
in our opinion, the Balance Sheet, Statement of Profit and Loss and Cash Flow Statement comply with the Accounting Standards referred to in subsection (3C) of section 211 of the Companies Act, 1956; and

e.
on the basis of written representations received from the directors as on 31 March 2013, and taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2013, from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
12 April 2013

Annexure to the Auditors’ Report

The Annexure referred to in our report to the members of Infosys Limited (‘the Company’) for the year ended 31 March 2013. We report that:

(i)	(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.
	(b)	The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.
	(c)	Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.
(ii)		The Company is a service company, primarily rendering information technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.
(iii)	(a)	The Company has granted loans to bodies corporate covered in the register maintained under section 301 of the Companies Act, 1956 (‘the Act’). The maximum amount outstanding during the year was Rs 1,885,474,274 and the year-end balance of such loan amounted to
Rs 1,844,887,863. Other than the above, the Company has not granted any loans, secured or unsecured, to companies, firms or parties covered in the register maintained under section 301 of the Act.

	(b)	In our opinion, the rate of interest and other terms and conditions on which the loans have been granted to the bodies corporate listed in the register maintained under Section 301 of the Act are not, prima facie, prejudicial to the interest of the Company.
	(c)	In the case of the loans granted to the bodies corporate listed in the register maintained under section 301 of the Act, the borrowers have been regular in the payment of the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and the loans are repayable on demand. Accordingly, paragraph 4(iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.
	(d)	There are no overdue amounts of more than rupees one lakh in respect of the loans granted to the bodies corporate listed in the register maintained under section 301 of the Act.
	(e)	The Company has not taken any loans, secured or unsecured from companies, firms or parties covered in the register maintained under section 301 of the Act. Accordingly, paragraphs 4(iii)(e) to 4(iii)(g) of the Order are not applicable.
(iv)		In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.
(v)	(a)	In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in section 301 of the Act have been entered in the register required to be maintained under that section.
	(b)	In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of Rs 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.
(vi)		The Company has not accepted any deposits from the public.
(vii)		In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business.
(viii)		The Central Government of India has not prescribed the maintenance of cost records under Section 209(1)(d) of the Act for any of the services rendered by the Company.
(ix)	(a)
According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/ accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees’ State Insurance, Customs duty and Excise duty.
According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues were in arrears as at 31 March 2013 for a period of more than six months from the date they became payable.

	(b)	According to the information and explanations given to us, there are no material dues of Wealth tax and Cess which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of Income tax, Sales tax, and Service tax, have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (in Rs.)	Period to which the amount relates	Forum where dispute is pending
Income Tax Act, 1961	Interest on Income-tax	5,084,704	Assessment year 2006-2007	CIT(Appeals), Bangalore
Income Tax Act, 1961	Demand under section 156	948,934,671	Assessment year 2009-2010 to 2011-12	CIT(Appeals), Bangalore
Service tax	Service tax	57,563,973 #	July 2004 to October 2005	CESTAT- Bangalore
Service tax	Service tax	25,784,864 #	January 2005 to March 2009	CESTAT-Bangalore
Service tax	Service tax and penalty	231,521,178 #	February 2007 to March 2009	CESTAT-Bangalore
Service tax	Service tax	41,972,658	April 2009 to March 2010	CESTAT-Bangalore
Service tax	Service tax	1,912,886,144 #	2006 to 2010	CESTAT-Bangalore
Service tax	Service tax	109,013,495* #	October 2004 to March 2009	CESTAT-Bangalore
Service tax	Service tax	64,654,051	2010 to 2011	CESTAT-Bangalore
Service tax	Service tax	552,274,733	2010 to 2011	CESTAT-Bangalore
APVAT Act, 2005	Inter-state sales	417,650	April 2006 to March 2007	Sales tax appellate Tribunal, Andhra Pradesh
APVAT Act, 2005	Sales tax	3,112,450* #	April 2007 to March 2008	High Court of Andhra Pradesh
MVAT Act, 2005	Sales tax	935,455* #	April 2006 to December 2007	Jt. Commissioner (Appeals)
MVAT Act, 2005	Sales tax	45,250,506	April 2006 to December 2007	Specified Officer of SEZ
Central Excise Act, 1944	Excise Duty & penalty	386,148,018 #	March 2009 to December 2009	CESTAT, Bangalore
Central Excise Act, 1944	Excise Duty & penalty	26,746,497 #	January 2010 to December 2010	Commissioner, Bangalore
Central Excise Act, 1944	Excise Duty & penalty	45,132,885 #	January 2011 to June 2011	CESTAT, Bangalore
KVAT Act, 2003	Sales tax, interest and penalty	245,343,982 *#	April 2005 to March 2009	High Court of Karnataka
* net of amounts paid under protest.
# a stay order has been received against the amount disputed and not deposited.

(x)	The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.
(xi)	The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year.
(xii)	The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
(xiii)	In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society.
(xiv)	According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.
(xv)	According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.
(xvi)	The Company did not have any term loans outstanding during the year.
(xvii)	The Company has not raised any funds on short-term basis.
(xviii)	The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Act.
(xix)	The Company did not have any outstanding debentures during the year.
(xx)	The Company has not raised any money by public issues during the year.
(xxi)	According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co.
Chartered Accountants

Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
12 April 2013

INFOSYS LIMITED

in crore
Balance Sheet as at March 31,	Note	2013	2012
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	287	287
Reserves and surplus	2.2	35,772	29,470
		36,059	29,757
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	56	–
Other long-term liabilities	2.4	120	21
		176	21
CURRENT LIABILITIES
Trade payables	2.5	178	68
Other current liabilities	2.6	2,827	2,365
Short-term provisions	2.7	3,788	3,604
		6,793	6,037
		43,028	35,815
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	4,425	4,045
Intangible assets	2.8	28	16
Capital work-in-progress		1,135	588
		5,588	4,649
Non-current investments	2.10	2,764	1,068
Deferred tax assets (net)	2.3	378	189
Long-term loans and advances	2.11	1,529	1,431
Other non-current assets	2.12	31	13
		10,290	7,350
CURRENT ASSETS
Current investments	2.10	1,580	341
Trade receivables	2.13	6,365	5,404
Cash and cash equivalents	2.14	20,401	19,557
Short-term loans and advances	2.15	4,392	3,163
		32,738	28,465
		43,028	35,815
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna	K.V.Kamath	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner	Chairman	Executive Co-Chairman	Chief Executive Officer and	Director
Membership No. 32815			Managing Director

	Dr. Omkar Goswami	David L. Boyles	Prof.Jeffrey S. Lehman	R.Seshasayee
	Director	Director	Director	Director

	Ann M. Fudge	Ravi Venkatesan	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Director

Bangalore	Ashok Vemuri	B. G. Srinivas	Rajiv Bansal	N.R. Ravikrishnan
April 12, 2013	Director	Director	Chief Financial Officer	Company Secretary

INFOSYS LIMITED
in crore, except per share data
Statement of Profit and Loss for the	Note	Year ended March 31,
		2013	2012
Income from software services and products	2.16	36,765	31,254
Other income	2.17	2,215	1,829
Total revenue		38,980	33,083
Expenses
Employee benefit expenses	2.18	19,932	15,473
Deferred consideration pertaining to acquisition	2.10.1	85	–
Cost of technical sub-contractors	2.18	1,731	2,483
Travel expenses	2.18	1,281	944
Cost of software packages and others	2.18	734	625
Communication expenses	2.18	289	203
Professional charges		504	437
Depreciation and amortisation expense	2.8	956	794
Other expenses	2.18	1,194	1,028
Total expenses		26,706	21,987
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		12,274	11,096
Dividend income	2.36	83	578
PROFIT BEFORE TAX		12,357	11,674
Tax expense:
Current tax	2.19	3,361	3,147
Deferred tax	2.19	(120)	57
PROFIT FOR THE PERIOD		9,116	8,470
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Before Exceptional item
Basic		157.55	139.07
Diluted		157.55	139.06
After Exceptional item
Basic		158.76	147.51
Diluted		158.76	147.50
Number of shares used in computing earnings per share	2.31
Basic		57,42,32,838	57,41,99,094
Diluted		57,42,33,691	57,42,29,742
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna	K.V.Kamath	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner	Chairman	Executive Co-Chairman	Chief Executive Officer and	Director
Membership No. 32815			Managing Director

	Dr. Omkar Goswami	David L. Boyles	Prof.Jeffrey S. Lehman	R.Seshasayee
	Director	Director	Director	Director

	Ann M. Fudge	Ravi Venkatesan	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Director

Bangalore	Ashok Vemuri	B. G. Srinivas	Rajiv Bansal	N.R. Ravikrishnan
April 12, 2013	Director	Director	Chief Financial Officer	Company Secretary

INFOSYS LIMITED
in crore
Cash Flow Statement for the	Note	Year ended March 31,
		2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax and exceptional item		12,274	11,096
Adjustments to reconcile profit before tax to cash provided by operating activities
Depreciation and amortisation expense		956	794
Payable for acquisition of business		85	–
Interest and dividend income		(1,931)	(1,720)
Profit on sale of tangible assets		–	(2)
Effect of exchange differences on translation of assets and liabilities		15	19
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(45)	(60)
Changes in assets and liabilities
Trade receivables	2.35.1	(961)	(1,180)
Loans and advances and other assets	2.35.2	(997)	(819)
Liabilities and provisions	2.35.3	690	671
		10,086	8,799
Income taxes paid	2.35.4	(3,144)	(2,938)
NET CASH GENERATED BY OPERATING ACTIVITIES		6,942	5,861
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure	2.35.5	(1,847)	(1,296)
Investments in subsidiaries	2.35.6	(1,384)	(104)
Investment in other investments	2.35.7	(1,883)	(2,796)
Disposal of other investments	2.35.7	336	2,574
Interest and dividend received	2.35.8	1,871	1,703
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		(2,907)	81
Dividend received	2.36	83	578
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		(2,824)	659
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		1	6
Loan given to subsidiary	2.35.9	(184)	35
Dividends paid including residual dividend		(2,698)	(2,012)
Dividend tax paid		(438)	(327)
NET CASH USED IN FINANCING ACTIVITIES		(3,319)	(2,298)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		45	60
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		844	4,282
Add: Bank balances taken over from Infosys Consulting Inc., USA (refer to note 2.25)		–	110
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		19,557	15,165
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		20,401	19,557
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna	K.V.Kamath	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner	Chairman	Executive Co-Chairman	Chief Executive Officer and	Director
Membership No. 32815			Managing Director

	Dr. Omkar Goswami	David L. Boyles	Prof.Jeffrey S. Lehman	R.Seshasayee
	Director	Director	Director	Director

	Ann M. Fudge	Ravi Venkatesan	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Director

Bangalore	Ashok Vemuri	B. G. Srinivas	Rajiv Bansal	N.R. Ravikrishnan
April 12, 2013	Director	Director	Chief Financial Officer	Company Secretary

Significant accounting policies and notes on accounts

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited and its controlled subsidiaries ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services') Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone') is a leading global technology services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products for the banking industry.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for 5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.10 Retirement benefits to employees

a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d. Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.11 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.12 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.13 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.14 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the share premium account.

1.15 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.16 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.16 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.17 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.18 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the statement of profit and loss over the lease term.

2  NOTES ON ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2013

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 2.38. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL
in crore, except as otherwise stated
Particulars	As at March 31,
	2013	2012
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	287	287
57,42,36,166 (57,42,30,001) equity shares fully paid-up
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve. ]
	287	287

Forfeited shares amounted to 1,500/- (1,500/-)

(1)Refer to note 2.31 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

During the year ended March 31, 2012, the amount of per share dividend recognized as distributions to equity shareholders was 47. The dividend for the year ended March 31, 2012 includes 22 per share of final dividend, 15 per share of interim dividend and 10 per share of special dividend - 10 years of Infosys BPO operations. The total dividend appropriation amounted to 3,137 crore including corporate dividend tax of 438 crore.

The Board of Directors, in their meeting on October 12, 2012, declared an interim dividend of 15 per equity share. Further the Board of Directors, in their meeting on April 12, 2013, proposed a final dividend of 27 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 15, 2013. The total dividend appropriation for the year ended March 31, 2013 amounted to 2,815 crore including corporate dividend tax of 403 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The details of shareholder holding more than 5% shares as at March 31, 2013 and March 31, 2012 is set out below:

Name of the shareholder	As at March 31, 2013		As at March 31, 2012
	No. of shares	% held	No. of shares	% held
Life Insurance Corporation of India(1)	3,42,33,932	5.96	2,82,68,104	4.92
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	7,08,83,217	12.34	7,73,63,322	13.47
(1) includes all schemes under their management

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2013 and March 31, 2012 is set out below:

Particulars	As at March 31, 2013		As at March 31, 2012
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	57,42,30,001	287	57,41,51,559	287
Add: Shares issued on exercise of employee stock options	6,165	–	78,442	–
Number of shares at the end of the period	57,42,36,166	287	57,42,30,001	287

Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. The 1998 Plan is administered through the Infosys Limited Employees’ Welfare Trust (the Trust). All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. The 1999 Plan is administered through the Infosys Limited Employees’ Welfare Trust (the Trust). Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2013 and March 31, 2012, respectively, is set out below:

Particulars	Year ended March 31,
	2013	2012
The 1998 Plan :
Options outstanding, beginning of the period	–	50,070
Less: Exercised	–	49,590
Forfeited	–	480
Options outstanding, end of the period	–	–
Options exercisable, end of the period	–	–
The 1999 Plan :
Options outstanding, beginning of the period	11,683	48,720
Less: Exercised	6,165	28,852
Forfeited	5,518	8,185
Options outstanding, end of the period	–	11,683
Options exercisable, end of the period	–	7,429

There were no options exercised under the 1998 Plan during the year ended March 31, 2013.The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2012 was 2,799

The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 and year ended March 31, 2012 was 2,374 and 2,702 respectively.

The following tables summarize information about the options outstanding under the 1999 Plan as at March 31, 2012. There were no options outstanding under the 1998 Plan as at March 31, 2013 and March 31, 2012 and under the 1999 Plan as at March 31, 2013.

Range of exercise prices per share ()	As at March 31, 2012
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in )
The 1999 Plan:
300-700	–	–	–
701-2,500	11,683	0.71	2,121
	11,683	0.71	2,121

As at March 31, 2013 and March 31, 2012, the Company had Nil and 11,683 number of shares reserved for issue under the 1999 employee stock option plan, respectively.

2.2 RESERVES AND SURPLUS
in crore
Particulars	As at
	March 31, 2013	March 31, 2012
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account - Opening balance	3,064	3,057
Add: Receipts on exercise of employee stock options	1	6
Income tax benefit arising from exercise of stock options	–	1
	3,065	3,064
General reserve - Opening balance	6,359	5,512
Add: Transferred from Surplus	911	847
	7,270	6,359

Surplus - Opening balance	19,993	15,591
Add: Net profit after tax transferred from Statement of Profit and Loss	9,116	8,470
Reserves on transfer of assets and liabilities of Infosys Consulting Inc., (refer to note 2.25)	–	(84)
Amount available for appropriation	29,109	23,977
Appropriations:
Interim dividend	862	862
Special dividend - 10 years of Infosys BPO operations	–	574
Final dividend	1,550	1,263
Total dividend	2,412	2,699
Dividend tax	403	438
Amount transferred to general reserve	911	847
Surplus- Closing Balance	25,383	19,993
	35,772	29,470

2.3 DEFERRED TAXES
in crore
Particulars	As at March 31,
	2013	2012
Deferred tax assets
Fixed assets	329	266
Trade receivables	18	18
Unavailed leave	133	101
Computer software	45	35
Accrued compensation to employees	29	31
Others	86	8
	640	459
Deferred tax liabilities
Intangible assets	3	–
Branch profit tax	315	270
	318	270
Deferred tax asset after set off	378	189
Deferred tax liabilities after set off	56	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2013 and March 31, 2012, the Company has provided for branch profit tax of 315 crore and 270 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The provision for branch profit tax increased by 18 crore during the year ended March 31, 2013 due to change in exchange rate.

2.4 OTHER LONG-TERM LIABILITIES
in crore
Particulars	As at March 31,
	2013	2012
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.28)	11	14
Payable for acquisition of business (refer to note 2.10.1)	82	–
Rental deposits received from subsidiary (refer to note 2.25)	27	7
	120	21

2.5 TRADE PAYABLES
in crore
Particulars	As at March 31,
	2013	2012
Trade payables	178	68
	178	68
Includes dues to subsidiaries (refer to note 2.25)	82	61

2.6 OTHER CURRENT LIABILITIES
in crore
Particulars	As at March 31,
	2013	2012
Accrued salaries and benefits
Salaries and benefits	79	53
Bonus and incentives	389	394
Other liabilities
Provision for expenses(1)	914	824
Retention monies	69	42
Withholding and other taxes payable	587	454
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.28)	4	4
Other payables(2)	36	31
Advances received from clients	20	14
Unearned revenue	726	519
Mark-to-market loss on forward and options contracts	–	28
Unpaid dividends	3	2
	2,827	2,365
(1) Includes dues to subsidiaries (refer to note 2.25)	34	–
(2) Includes dues to subsidiaries (refer to note 2.25)	33	29

2.7 SHORT-TERM PROVISIONS
in crore
Particulars	As at March 31,
	2013	2012
Provision for employee benefits
Unavailed leave	502	379
Others
Proposed dividend	1,550	1,837
Provision for
Tax on dividend	263	298
Income taxes	1,274	967
Post-sales client support and warranties	199	123
	3,788	3,604

Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows:
 in crore
Particulars	Year ended March 31,
	2013	2012
Balance at the beginning	123	78
Provision recognized/(reversal)	79	60
Provision utilised	–	(15)
Exchange difference	(3)	–
Balance at the end	199	123

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

2.8 FIXED ASSETS
in crore, except as otherwise stated
Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2012	Additions/Adjustments during the year	Deductions/Retirement during the year	As at March 31, 2013	As at April 1, 2012	For the year	Deduction/Adjustments during the year	As at March 31, 2013	As at March 31, 2013	As at March 31, 2012
Tangible assets :
Land : Free-hold	424	72	4	492	–	–	–	–	492	424
Leasehold	275	73	–	348	–	–	–	–	348	275
Buildings (1)(2)	3,727	326	–	4,053	1,205	262	–	1,467	2,586	2,522
Plant and equipment (2)(4))(5)	810	114	145	779	544	147	144	547	232	266
Office equipment (2)(4)(5)	272	58	54	276	155	57	53	159	117	117
Computer equipment (2)(3)(4))(5)	1,088	640	203	1,525	848	352	147	1,053	472	240
Furniture and fixtures (2)(4))(5)	539	108	129	518	343	124	122	345	173	196
Vehicles	9	1	–	10	4	1	–	5	5	5
	7,144	1,392	535	8,001	3,099	943	466	3,576	4,425	4,045
Intangible assets :
Intellectual property rights (4)	29	30	–	59	13	13	(5)	31	28	16
	29	30	–	59	13	13	(5)	31	28	16

Total	7,173	1,422	535	8,060	3,112	956	461	3,607	4,453	4,061
Previous year	6,934	807	568	7,173	2,878	794	560	3,112	4,061

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on operating lease to Infosys BPO, a subsidiary.
	(3)	The opening balance as of April 1, 2012, includes computer equipment having gross book value of 10 crore (net book value 2 crore) transferred from Infosys Consulting Inc.,
	(4)	Includes plant and equipment having gross book value of 1 crore (net book value Nil), office equipment having gross book value of 1 crore (net book value Nil), computer equipment having gross book value of 62 crore (net book value 7 crore), furniture and fixtures having gross book value of 11 crore (net book value 4 crore) and intellectual property rights having gross book value of 21 crore (net book value 16 crore) transferred from Infosys Australia aggregating to a cumulative amount of 96 crores of gross book value ( net book value of 27 crore). (Refer to note 2.25)
	(5)	During the year ended March 31, 2013 and March 31, 2012, certain assets which were old and not in use having gross book value of 521 crore and 559 crore respectively ( net book value Nil) were retired.

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2013 is less than 1 crore (2 crore for March 31, 2012 ) and accordingly disclosed under note 2.37.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements. Additionally, certain land has been purchased for which though the Company has possession certificate, the sale deeds are yet to be executed as at March 31, 2013

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2013 and March 31, 2012 are as follows:
in crore
Particulars	Cost	Accumulated depreciation	Net book value
Buildings	61	34	27
	60	29	31
Plant and machinery	–	–	–
	3	3	–
Computer equipment	–	–	–
	1	1	–
Furniture and fixtures	–	–	–
	2	2	–
Total	61	34	27
	66	35	31

The aggregate depreciation charged on the above assets during the year ended March 31, 2013 amounted to 4 crore ( 6 crore for the year ended March 31, 2012)

The rental income from Infosys BPO for the year ended March 31, 2013 amounted to 17 crore. (12 crore for the year ended March 31, 2012)

2.9 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:
in crore
Particulars	Year ended March 31,
	2013	2012
Lease rentals recognized during the year	148	91

in crore
	As at March 31,
Lease obligations payable	2013	2012
Within one year of the balance sheet date	118	93
Due in a period between one year and five years	272	161
Due after five years	61	41

The operating lease arrangements, are renewable on a periodic basis and extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10  INVESTMENTS
in crore, except as otherwise stated
Particulars	As at March 31,
	2013	2012
Non-current investments
Long term investments - at cost
Trade (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited (1)
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (14,99,99,990) equity shares of MXN 1/- par value, fully paid up	65	54
Infosys Technologies Sweden AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologies DO Brasil LTDA
4,00,00,000 (2,20,00,000) shares of BRL 1.00 par value, fully paid	109	60
Infosys Technologies (Shanghai) Company Limited	234	93
Infosys Consulting India Limited
10,00,000 (10,00,000) equity shares of 10/- each, fully paid	1	1
Infosys Public Services, Inc
1,00,00,000 (1,00,00,000) common stock of USD 0.50 par value, fully paid	24	24
Lodestone Holding AG (refer to note 2.10.1)
2,800 (Nil) - Class A shares of CHF 1,000 each and 26,710 (Nil) - Class B Shares of CHF100 each, fully paid up	1,187	–
	2,452	1,064
Others (unquoted) (refer to note 2.10.2)
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (quoted)
Investments in tax free bonds (refer to note 2.10.4)	308	–
	308	–

	2,764	1,068
Current investments – at the lower of cost and fair value
Unquoted
Liquid mutual fund units (refer to note 2.10.3)	1,580	5
Certificates of deposit (refer to note 2.10.3)	–	336
	1,580	341
Aggregate amount of quoted investments excluding interest accrued but not due of 5 crore included under Note 2.15 Short term Loans and advances	308	–
Market value of quoted investments	317	–
Aggregate amount of unquoted investments	4,038	1,411
Aggregate amount of provision made for non-current investments	2	2
(1) Investments include Nil (4,76,250) options of Infosys BPO

2.10.1 Investment in Lodestone Holding AG

"On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of 608 crores.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognised on a proportionate basis over a period of three years from the date of acquisition. An amount of 85 crores , representing the proportionate charge of the deferred consideration has been recognised as an expense during the year ended 31 March 2013.

2.10.2 Details of Investments

The details of non-current other investments in equity instruments as at March 31, 2013 and March 31, 2012 are as follows:
in crore
Particulars	As at March 31,
	2013	2012
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052 each, fully paid, par value 10 each	2	2

Global Innovation and Technology Alliance
5,000 (Nil) equity shares at 1000 each, fully paid, par value 1000 each	–	–
	6	6
Less: Provision for investment	2	2
	4	4

2.10.3  Details of Investments in liquid mutual fund units and certificates of deposit

The balances held in liquid mutual fund units as at March 31, 2013 is as follows:

Particulars	Units	Amount (in Crore)
Tata Floater Fund Plan A -Daily Dividend - Direct Plan	2,410,062	242
Kotak Liquid Scheme Plan A- Daily Dividend - Direct Plan	277,271	34
Birla Sun Life Savings Fund-Daily Dividend Reinvestment - Direct Plan	41,012,872	410
ICICI Prudential Flexible Income - Daily Dividend - Direct Plan	12,252,481	130
UTI Treasury Advantage Fund - Institutional Plan - Daily Dividend - Direct Plan	5,842,445	584
DWS Ultra Short Term Fund -Institutional Plan-Daily Dividend - Direct Plan	179,962,153	180
	241,757,284	1,580

The balances held in liquid mutual fund units as at March 31, 2012 is as follows:

Particulars	Units	Amount (in Crore)
JP Morgan India Liquid Fund - Super Institutional - Daily Dividend Reinvestment	4,997,115	5
	4,997,115	5

There were no balances held in certificates of deposit as at March 31, 2013

The balances held in certificates of deposit as at March 31, 2012 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
State Bank of Mysore	1,00,000	10,000	91
Union Bank of India	1,00,000	2,500	23
Andhra Bank	1,00,000	14,000	128
Corporation Bank	1,00,000	10,000	94
		36,500	336

2.10.4 Details of Investments in tax free bonds

The balances held in tax free bonds as at March 31, 2013 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	2,000,000	201
8.30% National Highways Authority of India Bonds 25JAN2027	1,000	500,000	53
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	500,000	54
		3,000,000	308

2.11 LONG-TERM LOANS AND ADVANCES
in crore
Particulars	As at March 31,
	2013	2012
Unsecured, considered good
Capital advances	439	433
Electricity and other deposits	28	26
Rental deposits	29	22
Other loans and advances
Advance income taxes	1,019	929
Prepaid expenses	8	15
Loans and advances to employees
Housing and other loans	6	6
	1,529	1,431

2.12 OTHER NON-CURRENT ASSETS
in crore
Particulars	As at March 31,
	2013	2012
Others
Advance to gratuity trust (refer to note 2.28)	31	13
	31	13

2.13 TRADE RECEIVABLES (1)
in crore
Particulars	As at March 31,
	2013	2012
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	61	47
Less: Provision for doubtful debts	61	47
	–	–
Other debts
Unsecured
Considered good(2)	6,365	5,404
Considered doubtful	24	33
	6,389	5,437
Less: Provision for doubtful debts	24	33
	6,365	5,404
	6,365	5,404
(1) Includes dues from companies where directors are interested	21	8
(2) Includes dues from subsidiaries (refer to note 2.25)	204	152

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.14  CASH AND CASH EQUIVALENTS
in crore
Particulars	As at March 31,
	2013	2012
Cash on hand	–	–
Balances with banks
In current and deposit accounts	17,401	18,057
Others
Deposits with financial institutions	3,000	1,500
	20,401	19,557
Balances with banks in unpaid dividend accounts	3	2
Deposit accounts with more than 12 months maturity	181	379
Balances with banks held as margin money deposits against guarantees	189	117

Cash and cash equivalents as of March 31, 2013 and March 31, 2012 include restricted cash and bank balances of 192 crore and 119 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:
in crore
Particulars	As at March 31,
	2013	2012
In current accounts
ANZ Bank, Taiwan	1	2
Bank of America, USA	751	566
BNP Paribas, Norway	–	–
Citibank NA, Australia	131	68
Citibank NA, Dubai	4	–
Citibank NA, India	13	–
Citibank NA, EEFC (U.S. Dollar account)	110	–
Citibank NA, Japan	16	9
Citibank NA, New Zealand	1	1
Citibank NA, South Africa	1	–
Citibank NA, Thailand	1	1
Deustche Bank, India	10	8
Deustche Bank-EEFC (Euro account)	21	9
Deustche Bank-EEFC (U.S. Dollar account)	64	23
Deutsche Bank, Belgium	10	6
Deutsche Bank, France	5	4
Deutsche Bank, Germany	14	12
Deutsche Bank, Netherlands	10	3
Deutsche Bank, Russia	2	–
Deutsche Bank, Singapore	1	8
Deutsche Bank, Spain	2	1
Deutsche Bank, Switzerland	1	1
Deutsche Bank, UK	69	31
Deutsche Bank-EEFC (Swiss Franc account)	2	2
ICICI Bank, India	44	13
ICICI Bank-EEFC (U.S. Dollar account)	9	14
Nordbanken, Sweden	2	2
Punjab National Bank, India	3	1
RBS, Denmark	1	–
Royal Bank of Canada, Canada	15	5
Standard Chartered Bank, UAE	–	1
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	1
	1,315	792
In deposit accounts
Allahabad Bank	275	852
Andhra Bank	704	510
Axis Bank	1,000	746
Bank of Baroda	1,919	1,732
Bank of India	1,891	1,500
Bank of Maharashtra	–	475
Canara Bank	1,891	1,399
Central Bank of India	1,262	700
Corporation Bank	699	395
DBS Bank	–	40
Federal Bank	25	20
HDFC Bank	–	1,357
ICICI Bank	2,499	1,418

in crore
Particulars	As at March 31,
	2013	2012
IDBI Bank	995	1,000
ING Vysya Bank	88	82
Indian Overseas Bank	441	600
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	200	95
Oriental Bank of Commerce	750	700
Punjab National Bank	–	1,285
Ratnakar Bank	5	5
State Bank of Hyderabad	700	500
State Bank of Mysore	–	249
South Indian Bank	25	25
Syndicate Bank	–	550
Union Bank of India	–	602
Vijaya Bank	300	153
Yes Bank	200	131
	15,894	17,146
In unpaid dividend accounts
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	2	1
	3	2
In margin money deposits against guarantees
Canara Bank	130	56
ICICI Bank	1	–
State Bank of India	58	61
	189	117
Deposits with financial institutions
HDFC Limited	3,000	1,500
	3,000	1,500

Total cash and cash equivalents as per Balance Sheet	20,401	19,557

2.15 SHORT-TERM LOANS AND ADVANCES
in crore
Particulars	As at March 31,
	2013	2012
Unsecured, considered good
Loans to subsidiary (refer to note 2.25)	184	–
Others
Advances
Prepaid expenses	57	38
For supply of goods and rendering of services	46	20
Withholding and other taxes receivable	732	654
Others(1)	12	14
	1,031	726
Restricted deposits (refer to note 2.32)	724	461
Unbilled revenues(2)	2,217	1,766
Interest accrued but not due	91	31
Loans and advances to employees
Housing and other loans	62	49
Salary advances	125	89
Electricity and other deposits	31	35
Mark-to-market forward and options contracts	88	–
Rental deposits(3)	23	6
	4,392	3,163
Unsecured, considered doubtful
Loans and advances to employees	6	3
	4,398	3,166
Less: Provision for doubtful loans and advances to employees	6	3
	4,392	3,163
(1) Includes dues from subsidiaries (refer to note 2.25)	10	13
(2) Includes dues from subsidiaries (refer to note 2.25)	5	–
(3) Includes deposits from subsidiaries (refer to note 2.25)	21	3

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS
in crore
Particulars	Year ended March 31,
	2013	2012
Income from software services	35,163	29,755
Income from software products	1,602	1,499
	36,765	31,254

2.17 OTHER INCOME
in crore
Particulars	Year ended March 31,
	2013	2012
Interest received on deposits with banks and others	1,714	1,696
Dividend received on investment in mutual fund units	217	24
Miscellaneous income, net	27	28
Gains / (losses) on foreign currency, net	257	81
	2,215	1,829

2.18 EXPENSES
in crore
Particulars	Year ended March 31,
	2013	2012
Employee benefit expenses
Salaries and bonus including overseas staff expenses	19,523	15,019
Contribution to provident and other funds	378	405
Staff welfare	31	49
	19,932	15,473
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	500	1,809
Technical sub-contractors - others	1,231	674
	1,731	2,483
Travel expenses
Overseas travel expenses	1,174	845
Traveling and conveyance	107	99
	1,281	944
Cost of software packages and others
For own use	585	463
Third party items bought for service delivery to clients	149	162
	734	625
Communication expenses
Telephone charges	214	150
Communication expenses	75	53
	289	203

in crore
Particulars	Year ended March 31,
	2013	2012
Other expenses
Office maintenance	262	232
Power and fuel	180	154
Brand building	84	82
Rent	148	91
Rates and taxes, excluding taxes on income	69	51
Repairs to building	38	41
Repairs to plant and machinery	40	37
Computer maintenance	69	46
Consumables	22	24
Insurance charges	34	25
Research grants	9	3
Marketing expenses	29	19
Commission charges	32	24
Printing and Stationery	11	11
Professional membership and seminar participation fees	16	14
Postage and courier	11	9
Advertisements	5	4
Provision for post-sales client support and warranties	79	60
Commission to non-whole time directors	8	8
Freight charges	1	1
Provision for bad and doubtful debts and advances	30	60
Books and periodicals	3	3
Auditor's remuneration
Statutory audit fees	1	1
Other services	1	–
Bank charges and commission	3	2
Donations	11	26
Miscellaneous expenses	(2)	–
	1,194	1,028

2.19 TAX EXPENSE
in crore
	Year ended March 31,
	2013	2012
Current tax
Income taxes	3,361	3,147
Deferred taxes	(120)	57
	3,241	3,204

Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)
in crore
Particulars	As at
	March 31, 2013		March 31, 2012
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		19		3
Claims against the Company, not acknowledged as debts(1)		535		72
[Net of amount paid to statutory authorities 1,114 crore (1,114 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		1,139		949

	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	814	4,419	677	3,445
In Euro	50	348	20	136
In GBP	55	453	20	163
In AUD	70	396	23	121

Options outstanding
In USD	–	–	50	254
		5,616		4,119
(1) Claims against the company not acknowledged as debts include demand from the Indian Income tax authorities for payment of additional tax of 1,088 crore (1,088 crore), including interest of 313 crore (313 crore) upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008. The income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are pending before the Commissioner of Income tax ( Appeals) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations. The company received a draft Assessment Order from the Income tax authorities for an amount of 575 crore for fiscal 2009. As the company is contesting this position like earlier years, the appellate authority would be approached upon receiving the final order.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is 1,189 crore (1,081 crore as at March 31, 2012).

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
in crore
Particulars	As at
	March 31, 2013	March 31, 2012
Not later than one month	945	304
Later than one month and not later than three months	1,701	650
Later than three months and not later than one year	2,970	3,165
	5,616	4,119

The Company recognized a gain on derivative financial instruments of 68 crore and a loss of 263 crore during the year ended March 31, 2013 and March 31, 2012, respectively, which is included in other income.

2.21 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per revised Schedule VI to the Companies Act, 1956.

2.22 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)
in crore
Particulars	Year ended March 31,
	2013	2012
Capital goods	307	180
Software packages	3	6
	310	186

2.23 ACTIVITY IN FOREIGN CURRENCY
in crore
Particulars	Year ended March 31,
	2013	2012
Earnings in foreign currency
Income from software services and products	36,020	30,597
Interest received from banks and others	4	12
Dividend received from subsidiary	83	578
	36,107	31,187
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	996	702
Professional charges	368	354
Technical sub-contractors - subsidiaries	382	1,806
Overseas salaries and incentives	13,164	9,140
Other expenditure incurred overseas for software development	1,924	1,344
	16,834	13,346
Net earnings in foreign currency	19,273	17,841

2.24 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted during the year ended March 31, 2013 and March 31, 2012 are as follows:
in crore
Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Year ended
			March 31, 2013	March 31, 2012
Interim dividend for fiscal 2013	3	6,45,41,612	97	–
Final dividend for fiscal 2012	4	7,73,18,432	170	–
Special dividend for fiscal 2012 - 10 years of Infosys BPO operations	4	7,73,18,432	77	–
Interim dividend for fiscal 2012	5	8,13,31,029	–	122
Final dividend for fiscal 2011	4	8,74,37,368	–	175

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at March 31,
		2013	2012
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Consulting Inc (1)	USA	–	–
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys BPO s. r. o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (2)	Poland	99.98%	99.98%
Infosys Consulting India Limited (3)	India	100%	100%
McCamish Systems LLC (2)	USA	99.98%	99.98%
Portland Group Pty Ltd(2)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(2)(4)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Lodestone Holding AG(6)	Switzerland	100%	–
Lodestone Management Consultants (Canada) Inc. (7)	Canada	100%	–
Lodestone Management Consultants Inc. (7)	USA	100%	–
Lodestone Management Consultants Pty Limited (7)	Australia	100%	–
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	100%	–
Lodestone Management Consultants AG (7)	Switzerland	100%	–
Lodestone Augmentis AG (7)	Switzerland	100%	–
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	–
Lodestone Management Consultants (Belgium) S.A. (7)(9)	Belgium	99.90%	–
Lodestone Management Consultants GmbH (7)	Germany	100%	–
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	–
Lodestone Management Consultants SAS (7)	France	100%	–
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	–
Lodestone Management Consultants GmbH (7)	Austria	100%	–
Lodestone Management Consultants China Co., Ltd. (7)	China	100%	–
Lodestone Management Consultants Ltd. (7)	UK	100%	–
Lodestone Management Consultants B.V. (7)	Netherlands	100%	–
Lodestone Management Consultants Ltda. (7)(9)	Brazil	99.99%	–
Lodestone Management Consultants Sp. z.o.o. (7)	Poland	100%	–
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	–
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	–
Lodestone Management Consultants S.R.L. (7)(10)	Argentina	100%	–

(1)	On October 7, 2011, the board of directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc, were transferred to Infosys Limited.
(2)	Wholly owned subsidiaries of Infosys BPO.
(3)	On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High court of Karnataka for its merger with Infosys Limited.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	On July 4, 2012, the board of directors of Infosys Australia , have passed a resolution approving in principle the transfer of assets and liabilities to Infosys Limited effective April 1, 2012. Infosys Australia is currently being liquidated.
(6)	On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(7)	Wholly owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8)	Liquidated effective February 14, 2013
(9)	Majority owned and controlled subsidiaries
(10)	Incorporated effective January 10, 2013

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

The details of amounts due to or due from as at March 31, 2013 and March 31, 2012 are as follows:
in crore
Particulars	As at March 31,
	2013	2012
Trade Receivables
Infosys China	4	12
Infosys BPO (Including subsidiaries)	40	9
Infosys Public Services	160	131
	204	152
Loans
Infosys Public Services	68	–
Lodestone Holding AG (including subsidiaries)	116	–
	184	–
Other receivables
Infosys China	–	–
Infosys Australia	–	1
Infosys BPO (Including subsidiaries)	9	1
Infosys Public Services	–	11
Lodestone Holding AG (including subsidiaries)	1	–
	10	13
Unbilled revenues
Infosys Public Services	5	–
Trade payables
Infosys China	9	6
Infosys Australia	–	52
Infosys BPO (Including subsidiaries)	72	2
Infosys Mexico	1	–
Infosys Sweden	–	1
	82	61
Other payables
Infosys Australia	–	2
Infosys BPO (Including subsidiaries)	10	8
Lodestone Holding AG (including subsidiaries)	21	–
Infosys Consulting India	2	2
Infosys Public Services	–	17
	33	29
Provision for expenses
Lodestone Holding AG (including subsidiaries)	33	–
Infosys BPO (Including subsidiaries)	1	–
	34	–
Rental Deposit given for shared services
Infosys BPO	21	3
Rental Deposit taken for shared services
Infosys BPO	27	7

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the year ended March 31, 2013 and March 31, 2012 are as follows:
in crore
Particulars	Year ended March 31,
	2013	2012
Capital transactions:
Financing transactions
Infosys Shanghai	141	82
Lodestone Holding AG	1,187	–
Infosys Mexico	11	–
Infosys Consulting India	–	1
Infosys Brasil	49	22
	1,388	105
Loans
Lodestone Holding AG	118	–
Infosys Public Services	66	–
Infosys China	–	(25)
Infosys Brasil	–	(10)
	184	(35)
Revenue transactions:
Purchase of services
Infosys Australia	2	1,333
Infosys China	238	263
Infosys Consulting	–	146
Infosys Consulting India	–	2
Lodestone Holding AG (including subsidiaries)	104	–
Infosys BPO (Including subsidiaries)	135	27
Infosys Sweden	6	10
Infosys Mexico	13	27
Infosys Brasil	2	1
	500	1,809
Purchase of shared services including facilities and personnel
Infosys Consulting (including subsidiaries)	–	2
Infosys BPO (including subsidiaries)	72	101
	72	103
Interest income
Infosys Brasil	–	1
Lodestone Holding AG	2	–
Infosys Public Services	1	–
Infosys China	–	1
	3	2
Sale of services
Infosys Australia	1	14
Infosys China	1	8
Infosys Brasil	–	1
Infosys Mexico	1	5
Infosys BPO (including subsidiaries)	58	34
Infosys Consulting	–	43
Infosys Public Services	439	171
	500	276
Sale of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	39	57
Infosys Consulting	–	21
	39	78
Dividend income
Infosys Australia	83	578

During the year ended March 31, 2013, an amount of 10 crore (20 crore for the year ended March 31, 2012) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:
in crore
Particulars	Year ended March 31,
	2013	2012
Salaries and other employee benefits(1)	50	45
(1) Includes a one time earn out payment of 6 crore made to Stephen Pratt during the year ended March 31, 2013

2.26 RESEARCH AND DEVELOPMENT EXPENDITURE
in crore
Particulars	Year ended March 31,
	2013	2012
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) (1)
Capital Expenditure	3	-
Revenue Expenditure	247	75
Other R&D Expenditure
Capital Expenditure	3	5
Revenue Expenditure	660	580
Total R&D Expenditure
Capital Expenditure	6	5
Revenue Expenditure	907	655
(1) DSIR has accorded weighted deduction approval for Finacle and Infosys labs R&D centres of Infosys located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mysore, Pune and Trivandrum locations. The approval is effective 23rd November 2011.

The eligible R&D revenue and capital expenditure are 247 crore and 3 crore for the year ended March 31, 2013 and 75 crore towards revenue expenditure for the year ended March 31, 2012, starting from the effective date.

2.27 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach”, as laid down in AS 17, Segment reporting. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, enterprises in manufacturing (MFG), enterprises in the energy, utilities,communication and services (ECS) and enterprises in retail,consumer product group,logistics,life sciences and health care (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2013 and March 31, 2012:
in crore
Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	12,775	7,657	7,506	8,827	36,765
	11,172	6,117	6,572	7,393	31,254
Identifiable operating expenses	5,767	3,751	3,378	3,930	16,826
	5,162	2,789	3,018	3,148	14,117
Allocated expenses	3,032	1,880	1,844	2,168	8,924
	2,475	1,402	1,504	1,695	7,076
Segmental operating income	3,976	2,026	2,284	2,729	11,015
	3,535	1,926	2,050	2,550	10,061
Unallocable expenses					956
					794
Other income					2,215
					1,829
Profit before exceptional item and taxes					12,274
					11,096
Exceptional item- Dividend income					83
					578
Profit before tax					12,357
					11,674
Tax expense					3,241
					3,204
Profit for the period					9,116
					8,470

Geographic Segments

Year ended March 31, 2013 and March 31, 2012:
in crore
Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	23,454	8,026	833	4,452	36,765
	20,346	6,614	740	3,554	31,254
Identifiable operating expenses	10,699	3,733	472	1,922	16,826
	8,869	2,995	368	1,885	14,117
Allocated expenses	5,758	1,949	179	1,038	8,924
	4,659	1,496	153	768	7,076
Segmental operating income	6,997	2,344	182	1,492	11,015
	6,818	2,123	219	901	10,061
Unallocable expenses					956
					794
Other income, net					2,215
					1,829
Profit before exceptional item and taxes					12,274
					11,096
Exceptional item- Dividend income					83
					578
Profit before tax					12,357
					11,674
Tax expense					3,241
					3,204
Profit for the period					9,116
					8,470

2.28 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :
in crore
Particulars	As at March 31,
	2013	2012	2011	2010	2009
Obligations at year beginning	569	459	308	256	217
Transfer of obligation	–	–	–	(2)	–
Service cost	183	143	171	72	47
Interest cost	35	37	24	19	15
Actuarial (gain)/ loss	(23)	(6)	15	(4)	–
Benefits paid	(83)	(64)	(59)	(33)	(23)
Curtailment gain	(69)	–	–	–	–
Obligations at year/period end	612	569	459	308	256

Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.

Change in plan assets
Plan assets at year beginning, at fair value	582	459	310	256	229
Expected return on plan assets	57	47	34	24	16
Actuarial gain	1	–	1	1	5
Contributions	86	140	173	62	29
Benefits paid	(83)	(64)	(59)	(33)	(23)
Plan assets at year/period end, at fair value	643	582	459	310	256

Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/period	643	582	459	310	256
Present value of the defined benefit obligations at the end of the year	612	569	459	308	256
Asset recognized in the balance sheet	31	13	–	2	–

Assumptions
Interest rate	7.95%	8.57%	7.98%	7.82%	7.01%
Estimated rate of return on plan assets	9.51%	9.45%	9.36%	9.00%	7.01%
Weighted expected rate of salary increase	7.27%	7.27%	7.27%	7.27%	5.10%

Net gratuity cost for the year ended March 31, 2013 and March 31, 2012 comprises of the following components:
in crore
Particulars	Year ended March 31,
	2013	2012
Gratuity cost for the year
Service cost	183	143
Interest cost	35	37
Expected return on plan assets	(57)	(47)
Actuarial (gain)/loss	(24)	(6)
Curtailment	(69)	–
Plan amendment amortization	(4)	(4)
Net gratuity cost	64	123

Actual return on plan assets	58	47

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited.

As at March 31, 2013 and March 31, 2012, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute approximately 60 crore to the gratuity trust during the fiscal 2014.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2013 and March 31, 2012 amounts to 15 crore and 18 crore, respectively and disclosed under 'Other long-term liabilities and other current liabilities'.

During the year, the company has aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act. This amendment has resulted in a curtailment gain of 69 crores for the year ended March 31, 2013 which has been recognized in the statement of profit and loss for the year ended March 31, 2013.

2.29 PROVIDENT FUND

The Company contributed 240 crore towards provident fund during the year ended March 31, 2013 (214 crore during the year ended March 31, 2012)

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2013, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009.

The details of fund and plan asset position are given below:
in crore
Particulars	As at March 31,
	2013	2012	2011	2010	2009
Plan assets at period end, at fair value	2,399	1,816	1,579	1,295	997
Present value of benefit obligation at period end	2,399	1,816	1,579	1,295	997
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Government of India (GOI) bond yield	7.95%	8.57%	7.98%	7.83%	7.01%
Remaining term of maturity	8 years	8 years	7 years	7 years	6 years
Expected guaranteed interest rate	8.25%	8.25%	9.50%	8.50%	8.50%

2.30 SUPERANNUATION

The Company contributed 176 crore to the superannuation trust the year ended March 31, 2013 (63 crore during the year ended March 31, 2012).

2.31 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Year ended March 31,
	2013	2012
Number of shares considered as basic weighted average shares outstanding	57,42,32,838	57,41,99,094
Add: Effect of dilutive issues of shares/stock options	853	30,648
Number of shares considered as weighted average shares and potential shares outstanding	57,42,33,691	57,42,29,742

2.32 RESTRICTED DEPOSITS

Deposits with financial institutions as at March 31, 2013 include 724 crore (461 crore as at March 31, 2012) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.33 DUES TO MICRO SMALL AND MEDIUM ENTERPRISES

The company has no dues to micro and small enterprises during the year ended March 31, 2013 and March 31, 2012

2.34 LITIGATION

"On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We are engaged in discussions with the U.S. Attorney’s Office regarding this matter, however, we cannot predict the outcome of such discussions

In addition, the U.S. Department of Homeland Security (DHS) has reviewed our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the Department has reviewed, and may impose fines and penalties on us related to such alleged errors. At this time, we cannot predict the outcome of the discussions with the DHS or other governmental authority regarding the review of our Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review may not be complete and we remain in discussions with the U.S. Attorney’s Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we expect to incur in connection with the resolution of these matters.

Further, in the event that any governmental authority undertakes any actions that limit any visa program that we utilize or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business, results of operations, and financial condition"

2.35 NOTES TO CASH FLOW STATEMENTS
in crore, except as otherwise stated
Particulars	Year ended March 31,
	2013	2012
2.35.1 CHANGE IN TRADE RECEIVABLES
As per the balance sheet	6,365	5,404
Less: Trade receivables taken over from Infosys consulting Inc., USA pursuant transfer of assets and liabilities, effective January 2012	–	12
Less: Opening balance considered	5,404	4,212
	961	1,180
2.35.2 CHANGE IN LOANS AND ADVANCES AND OTHER ASSETS
As per the balance sheet (current and non current) (1)	5,941	4,605
Less: Gratuity obligation - unamortised amount relating to plan amendment(2)	15	18
Interest accrued but not due	91	31
Loan to subsidiary	184	–
Advance income taxes	1,019	929
Capital Advance	439	433
Closing balance (3)	4,193	3,194
Less: Opening balance considered	3,196	2,375
	997	819

(1)	excludes loans and advances and other assets of 11 crore taken over from Infosys Australia during the year ended March 31, 2013
(2)	refer to note 2.28
(3)
excludes loans and advances and other assets of 2 crore taken over from Infosys Consulting Inc., USA pursuant to transfer of assets and liabilities, effective January 2012, in the closing balance as at March 31, 2012.

2.35.3 CHANGE IN LIABILITIES AND PROVISIONS

As per the balance sheet (current and non current) (1)	5,031	6,050
Less:Unpaid dividend	3	2
Retention monies	69	42
Gratuity obligation - unamortised amount relating to plan amendment	15	18
Payable for acquisition of business	82	–
Payable to subsidiary for acquisition	4	–
Provisions separately considered in cash flow statement
Income taxes	1,274	967
Proposed dividend	–	1,837
Tax on dividend	–	298
	3,584	2,886
Less: Opening balance considered (2)	2,894	2,215
	690	671

(1)	excludes liabilities and provisions of 69 crore taken over from Infosys Australia during the year ended March 31, 2013
(2)	excludes trade payables of 8 crore taken over from Infosys Consulting Inc., USA pursuant to transfer of assets and liabilities, effective January 2012
(3)	excludes exchange difference of 3 crore for the year ended March 31, 2013

2.35.4 INCOME TAXES PAID

Charge as per the profit and loss account	3,241	3,204
Add/(Less) :Increase/(Decrease) in advance income taxes	90	(1)
Increase/(Decrease) in deferred taxes (1)(2)	120	(57)
Income tax benefit arising from exercise of stock options	–	(1)
(Increase)/Decrease in income tax provision	(307)	(207)
	3,144	2,938

(1)	excludes exchange difference of 18 and 22 crore for the year ended March 31, 2013 and March 31,2012
(2)	excludes deferred tax assets of 31 crore taken over from Infosys Australia during the year ended March 31, 2013

2.35.5 PAYMENT TOWARDS CAPITAL EXPENDITURE

As per the balance sheet (1)	1,326	797
Less: Proceeds from sale of fixed assets	5	2
Less: Opening capital work-in-progress	588	249
Add: Closing capital work-in-progress	1,135	588
Add: Opening retention monies	42	21
Less: Closing retention monies	69	42
Add: Closing capital advance	439	433
Less: Opening capital advance	433	250
	1,847	1,296

(1)	excludes gross book value of assets taken over from Infosys Australia of 96 crore during the year ended March 31, 201331,2012

2.35.6 INVESTMENTS IN SUBSIDIARIES (1)

As per the balance sheet	2,452	1,063
Less : Payable to subsidiary for acquisition	4	–
Less: Opening balance considered	1,064	959
	1,384	104

(1)	refer to note 2.25 for investment made in subsidiaries
(2)	excludes investment in Infosys Consulting India Limited of 1 crore taken over from Infosys Consulting Inc., USA pursuant to transfer of assets and liabilities, effective January 2012

2.35.7 INVESTMENT/(DISPOSAL) OF OTHER INVESTMENTS

Opening balance considered	345	123
Add: Investment in other investments	1,883	2,796
Less: Disposal of other investments	336	2,574
Closing balance	1,892	345

2.35.8 INTEREST AND DIVIDEND RECEIVED

Interest and dividend income as per profit and loss account	1,931	1,720
Add: Opening interest accrued but not due	31	14
Less: Closing interest accrued but not due	91	31
	1,871	1,703

2.35.9 LOAN GIVEN TO SUBSIDIARIES

Closing Balance	184	–
Less: Increase in loan balance due to exchange difference	–	3
Less: Opening balance	–	32
	184	(35)

2.36 EXCEPTIONAL ITEM

During the year ended March 31, 2013, the Company received dividend of 83 crore (578 crore during the quarter and year ended March 31, 2012, presented net of taxes in the previous year) from its wholly owned subsidiary Infosys Australia. The tax on the dividend is 14 crore and 94 crore respectively.

2.37 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS
in crore
Statement of Profit and Loss account for the	Year ended March 31,
	2013	2012
Income from software services and products	36,765	31,254
Software development expenses	21,662	17,835
GROSS PROFIT	15,103	13,419
Selling and marketing expenses	1,870	1,453
General and administration expenses	2,218	1,905
	4,088	3,358
OPERATING PROFIT BEFORE DEPRECIATION	11,015	10,061
Depreciation and amortization	956	794
OPERATING PROFIT	10,059	9,267
Other income	2,215	1,829
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	12,274	11,096
Dividend income	83	578
PROFIT BEFORE TAX	12,357	11,674
Tax expense:
Current tax	3,361	3,147
Deferred tax	(120)	57
PROFIT FOR THE PERIOD	9,116	8,470

2.38 DETAILS OF ROUNDED OFF AMOUNTS

The financial statements are presented in crore . Those items which are required to be disclosed and which were not presented in the financial statement due to rounding off to the nearest crore are given as follows :

Balance Sheet Items
in crore
Note	Description	As at March 31,
		2013	2012
2.8	Fixed assets - Vehicles
	Deletion during the period	0.07	0.47
	Depreciation on deletions	0.05	0.47
2.10	Investments
	Investment in Infosys Sweden	0.06	0.06
	Investment in Global Innovation and Technology Alliance	0.50	–
2.25	Related party transactions
	Trade receivables
	Infosys Australia	–	0.22
	Infosys Brasil	–	0.12
	Trade payables
	Infosys Brasil	–	0.07
	Infosys Sweden	0.21	–
	Other Receivables
	Infosys Public Services	0.30	–
	Other Payables
	Infosys Mexico	–	0.04
	Infosys Public Services	0.50	–
	Deposit taken for shared services
	Infosys Consulting India	–	0.14

Profit & Loss Items
in crore
Note	Description	Year ended March 31,
		2013	2012
Profit & Loss	Additional dividend	–	0.02

2.18	Auditor's remuneration
	Statutory Audit Fee	–	–
	Certification charges	0.07	0.07
	Out-of-pocket expenses	0.05	0.05

2.17	Profit/(loss) on disposal of fixed assets	0.48	–

2.25	Related party transactions
	Revenue transactions
	Purchase of services - Infosys Brasil	–	0.13
	Sale of services - Infosys Australia	–	0.43
	Sale of services - Infosys Brasil	0.50	0.39

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna	K.V.Kamath	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner	Chairman	Executive Co-Chairman	Chief Executive Officer and	Director
Membership No. 32815			Managing Director

	Dr. Omkar Goswami	David L. Boyles	Prof.Jeffrey S. Lehman	R.Seshasayee
	Director	Director	Director	Director

	Ann M. Fudge	Ravi Venkatesan	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Director

Bangalore	Ashok Vemuri	B. G. Srinivas	Rajiv Bansal	N.R. Ravikrishnan
April 12, 2013	Director	Director	Chief Financial Officer	Company Secretary

Independent Auditor’s Report

To the Board of Directors of Infosys Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited (“the Company”), which comprises the balance sheet as at 31 March 2013, the statement of profit and loss of the Company for the quarter and year then ended, the cash flow statement of the Company for the year then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 (‘the Act’). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the balance sheet, of the state of affairs of the Company as at 31 March 2013;

(ii)	in the case of the statement of profit and loss, of the profit for the quarter and year ended on that date; and

(iii)	in the case of the cash flow statement, of the cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

As required by section 227(3) of the Act, we report that:

a.	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

b.	in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

c.	the balance sheet, statement of profit and loss and cash flow statement dealt with by this Report are in agreement with the books of account; and

d.	in our opinion, the balance sheet, statement of profit and loss and cash flow statement comply with the Accounting Standards referred to in subsection (3C) of section 211 of the Companies Act, 1956.

for B S R & Co.
Chartered Accountants
Firm’s Registration Number: 101248W

Natrajh Ramakrishna
Partner
Membership Number: 32815

Bangalore
12 April 2013

INFOSYS LIMITED
in crore
Balance Sheet as at March 31,	Note	2013	2012
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	287	287
Reserves and surplus	2.2	35,772	29,470
		36,059	29,757
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	56	–
Other long-term liabilities	2.4	120	21
		176	21
CURRENT LIABILITIES
Trade payables	2.5	178	68
Other current liabilities	2.6	2,827	2,365
Short-term provisions	2.7	3,788	3,604
		6,793	6,037
		43,028	35,815
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	4,425	4,045
Intangible assets	2.8	28	16
Capital work-in-progress		1,135	588
		5,588	4,649
Non-current investments	2.10	2,764	1,068
Deferred tax assets (net)	2.3	378	189
Long-term loans and advances	2.11	1,529	1,431
Other non-current assets	2.12	31	13
		10,290	7,350
CURRENT ASSETS
Current investments	2.10	1,580	341
Trade receivables	2.13	6,365	5,404
Cash and cash equivalents	2.14	20,401	19,557
Short-term loans and advances	2.15	4,392	3,163
		32,738	28,465
		43,028	35,815
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwaleka Director r
Partner
Membership No. 32815
	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	R.Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B. G. Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

INFOSYS LIMITED
in crore, except per share data
Statement of Profit and Loss for the	Note	Quarter ended March 31,		Year ended March 31,
		2013	2012	2013	2012
Income from software services and products	2.16	9,329	8,183	36,765	31,254
Other income	2.17	647	609	2,215	1,829
Total revenue		9,976	8,792	38,980	33,083
Expenses
Employee benefit expenses	2.18	5,199	4,051	19,932	15,473
Deferred consideration pertaining to acquisition	2.10.1	50	–	85	–
Cost of technical sub-contractors	2.18	524	656	1,731	2,483
Travel expenses	2.18	270	231	1,281	944
Cost of software packages and others	2.18	182	182	734	625
Communication expenses	2.18	70	53	289	203
Professional charges		117	85	504	437
Depreciation and amortisation expense	2.8	256	204	956	794
Other expenses	2.18	286	219	1,194	1,028
Total expenses		6,954	5,681	26,706	21,987
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		3,022	3,111	12,274	11,096
Dividend income	2.36	–	578	83	578
PROFIT BEFORE TAX		3,022	3,689	12,357	11,674
Tax expense:
Current tax	2.19	738	909	3,361	3,147
Deferred tax	2.19	(21)	21	(120)	57
PROFIT FOR THE PERIOD		2,305	2,759	9,116	8,470
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Before Exceptional item
Basic		40.14	39.61	157.55	139.07
Diluted		40.14	39.61	157.55	139.06
After Exceptional item
Basic		40.14	48.05	158.76	147.51
Diluted		40.14	48.05	158.76	147.50
Number of shares used in computing earnings per share	2.31
Basic		57,42,36,166	57,42,25,771	57,42,32,838	57,41,99,094
Diluted		57,42,36,166	57,42,33,173	57,42,33,691	57,42,29,742
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwaleka Director r
Partner
Membership No. 32815
	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	R.Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B. G. Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

INFOSYS LIMITED
in crore
Cash Flow Statement for the	Note	Year ended March 31,
		2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax and exceptional item		12,274	11,096
Adjustments to reconcile profit before tax to cash provided by operating activities
Depreciation and amortisation expense		956	794
Payable for acquisition of business		85	–
Interest and dividend income		(1,931)	(1,720)
Loss/(Profit) on sale of tangible assets		–	(2)
Effect of exchange differences on translation of assets and liabilities		15	19
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(45)	(60)
Changes in assets and liabilities
Trade receivables	2.35.1	(961)	(1,180)
Loans and advances and other assets	2.35.2	(997)	(819)
Liabilities and provisions	2.35.3	690	671
		10,086	8,799
Income taxes paid	2.35.4	(3,144)	(2,938)
NET CASH GENERATED BY OPERATING ACTIVITIES		6,942	5,861
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure	2.35.5	(1,847)	(1,296)
Investments in subsidiaries	2.35.6	(1,384)	(104)
Investment in other investments	2.35.7	(1,883)	(2,796)
Disposal of other investments	2.35.7	336	2,574
Interest and dividend received	2.35.8	1,871	1,703
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		(2,907)	81
Dividend received	2.36	83	578
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		(2,824)	659
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		1	6
Loan given to subsidiary	2.35.9	(184)	35
Dividends paid including residual dividend		(2,698)	(2,012)
Dividend tax paid		(438)	(327)
NET CASH USED IN FINANCING ACTIVITIES		(3,319)	(2,298)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		45	60
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		844	4,282
Add: Bank balances taken over from Infosys Consulting Inc., USA (refer to note 2.25)		–	110
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		19,557	15,165
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		20,401	19,557
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	1 & 2

As per our report attached
for B S R & Co.
Chartered Accountants
Firm's Registration Number:101248W

Natrajh Ramakrishna	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwaleka Director r
Partner
Membership No. 32815
	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	R.Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B. G. Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

Significant accounting policies and notes on accounts

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited and its controlled subsidiaries ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services') Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone') is a leading global technology services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products for the banking industry.

1 Significant accounting policies

1.1  Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for 5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.10 Retirement benefits to employees

a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d. Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.11 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.12 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.13 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.14 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the share premium account.

1.15 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.16 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.17 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.18 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.19 Lease

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the statement of profit and loss over the lease term.

2 NOTES ON ACCOUNTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2013

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 2.38. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL
in crore, except as otherwise stated
Particulars	As at March 31,
	2013	2012
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	287	287
57,42,36,166 (57,42,30,001) equity shares fully paid-up
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve.]
	287	287

Forfeited shares amounted to 1,500/- (1,500/-)

(1) Refer to note 2.31 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

During the year ended March 31, 2012, the amount of per share dividend recognized as distributions to equity shareholders was 47. The dividend for the year ended March 31, 2012 includes 22 per share of final dividend, 15 per share of interim dividend and 10 per share of special dividend - 10 years of Infosys BPO operations. The total dividend appropriation amounted to 3,137 crore including corporate dividend tax of 438 crore.

The Board of Directors, in their meeting on October 12, 2012, declared an interim dividend of 15 per equity share. Further the Board of Directors, in their meeting on April 12, 2013, proposed a final dividend of 27 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 15, 2013. The total dividend appropriation for the year ended March 31, 2013 amounted to 2,815 crore including corporate dividend tax of 403 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The details of shareholder holding more than 5% shares as at March 31, 2013 and March 31, 2012 is set out below :

Name of the shareholder	As at March 31, 2013		As at March 31, 2012
	No. of shares	% held	No. of shares	% held
Life Insurance Corporation of India(1)	3,42,33,932	5.96	2,82,68,104	4.92
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	7,08,83,217	12.34	7,73,63,322	13.47
(1)	includes all schemes under their management

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2013 and March 31, 2012 is set out below:

Particulars	As at March 31, 2013		As at March 31, 2012
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	57,42,30,001	287	57,41,51,559	287
Add: Shares issued on exercise of employee stock options	6,165	–	78,442	–
Number of shares at the end of the period	57,42,36,166	287	57,42,30,001	287

Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. The 1998 Plan is administered through the Infosys Limited Employees’ Welfare Trust (the Trust). All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. The 1999 Plan is administered through the Infosys Limited Employees’ Welfare Trust (the Trust). Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the quarter and year ended March 31, 2013 and March 31, 2012, respectively, is set out below:

Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
The 1998 Plan :
Options outstanding, beginning of the period	–	3,170	–	50,070
Less: Exercised	–	3,170	–	49,590
Forfeited	–	–	–	480
Options outstanding, end of the period	–	–	–	–
Options exercisable, end of the period	–	–	–	–
The 1999 Plan :
Options outstanding, beginning of the period	–	20,518	11,683	48,720
Less: Exercised	–	7,714	6,165	28,852
Forfeited	–	1,121	5,518	8,185
Options outstanding, end of the period	–	11,683	–	11,683
Options exercisable, end of the period	–	7,429	–	7,429

There were no options exercised under the 1998 Plan during the quarter and year ended March 31, 2013.The weighted average share price of options exercised under the 1998 Plan during the quarter and year ended March 31, 2012 was 2,679 and 2,799 respectively.

There were no options exercised under the 1999 Plan during the quarter ended March 31, 2013.The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 was 2,374.

The weighted average share price of options exercised under the 1999 Plan during the quarter and year ended March 31, 2012 was 2,848 and 2,702, respectively.

The following tables summarize information about the options outstanding under the 1999 Plan as at March 31, 2012. There were no options outstanding under the 1998 Plan as at March 31, 2013 and March 31, 2012 and under the 1999 Plan as at March 31, 2013.

Range of exercise prices per share ()	As at March 31, 2012
	Number of shares arising out of options	Weighted average remaining contractual life (in years)	Weighted average exercise price (in )
The 1999 Plan:
300-700	–	–	–
701-2,500	11,683	0.71	2,121
	11,683	0.71	2,121

As at March 31, 2013 and March 31, 2012, the Company had Nil and 11,683 number of shares reserved for issue under the 1999 employee stock option plan, respectively.

2.2 RESERVES AND SURPLUS
in crore
Particulars	As at March 31,
	2013	2012
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account - Opening balance	3,064	3,057
Add: Receipts on exercise of employee stock options	1	6
Income tax benefit arising from exercise of stock options	–	1
	3,065	3,064
General reserve - Opening balance	6,359	5,512
Add: Transferred from Surplus	911	847
	7,270	6,359
Surplus - Opening balance	19,993	15,591
Add: Net profit after tax transferred from Statement of Profit and Loss	9,116	8,470
Reserves on transfer of assets and liabilities of Infosys Consulting Inc., (refer to note 2.25)	–	(84)
Amount available for appropriation	29,109	23,977
Appropriations:
Interim dividend	862	862
Special dividend - 10 years of Infosys BPO operations	–	574
Final dividend	1,550	1,263
Total dividend	2,412	2,699
Dividend tax	403	438
Amount transferred to general reserve	911	847
Surplus- Closing Balance	25,383	19,993
	35,772	29,470

2.3 DEFERRED TAXES
in crore
Particulars	As at March 31,
	2013	2012
Deferred tax assets
Fixed assets	329	266
Trade receivables	18	18
Unavailed leave	133	101
Computer software	45	35
Accrued compensation to employees	29	31
Others	86	8
	640	459
Deferred tax liabilities
Intangible assets	3	–
Branch profit tax	315	270
	318	270
Deferred tax assets after set off	378	189
Deferred tax liabilities after set off	56	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2013 and March 31, 2012, the Company has provided for branch profit tax of 315 crore and 270 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The provision for branch profit tax increased by 18 crore during the year ended March 31, 2013 due to change in exchange rate.

2.4 OTHER LONG-TERM LIABILITIES
in crore
Particulars	As at March 31,
	2013	2012
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.28)	11	14
Payable for acquisition of business (refer to note 2.10.1)	82	–
Rental deposits received from subsidiary (refer to note 2.25)	27	7
	120	21

2.5 TRADE PAYABLES
in crore
Particulars	As at March 31,
	2013	2012
Trade payables	178	68
	178	68
Includes dues to subsidiaries (refer to note 2.25)	82	61

2.6 OTHER CURRENT LIABILITIES
in crore
Particulars	As at March 31,
	2013	2012
Accrued salaries and benefits
Salaries and benefits	79	53
Bonus and incentives	389	394
Other liabilities
Provision for expenses(1)	914	824
Retention monies	69	42
Withholding and other taxes payable	587	454
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.28)	4	4
Other payables(2)	36	31
Advances received from clients	20	14
Unearned revenue	726	519
Mark-to-market loss on forward and options contracts	–	28
Unpaid dividends	3	2
	2,827	2,365
(1) Includes dues to subsidiaries (refer to note 2.25)	34	–
(2) Includes dues to subsidiaries (refer to note 2.25)	33	29

2.7 SHORT-TERM PROVISIONS
in crore
Particulars	As at March 31,
	2013	2012
Provision for employee benefits
Unavailed leave	502	379
Others
Proposed dividend	1,550	1,837
Provision for
Tax on dividend	263	298
Income taxes	1,274	967
Post-sales client support and warranties	199	123
	3,788	3,604

Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :
 in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Balance at the beginning	200	135	123	78
Provision recognized/(reversal)	7	(8)	79	60
Provision utilised	–	(4)	–	(15)
Exchange difference during the period	(8)	–	(3)	–
Balance at the end	199	123	199	123

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

2.8  FIXED ASSETS
in crore, except as otherwise stated
Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2012	Additions/Adjustments during the year	Deductions/Retirement during the year	As at March 31, 2013	As at April 1, 2012	For the year	Deductions/Adjustments during the year	As at March 31, 2013	As at March 31, 2013	As at March 31, 2012

Tangible assets :
Land : Free-hold	424	72	4	492	–	–	–	–	492	424
Leasehold	275	73	–	348	–	–	–	–	348	275
Buildings (1)(2)	3,727	326	–	4,053	1,205	262	–	1,467	2,586	2,522
Plant and equipment (2)(4))(5)	810	114	145	779	544	147	144	547	232	266
Office equipment (2)(4)(5)	272	58	54	276	155	57	53	159	117	117
Computer equipment (2)(3)(4))(5)	1,088	640	203	1,525	848	352	147	1,053	472	240
Furniture and fixtures (2)(4)(5)	539	108	129	518	343	124	122	345	173	196
Vehicles	9	1	–	10	4	1	–	5	5	5
	7,144	1,392	535	8,001	3,099	943	466	3,576	4,425	4,045
Intangible assets :
Intellectual property rights (4)	29	30	–	59	13	13	(5)	31	28	16
	29	30	–	59	13	13	(5)	31	28	16
Total	7,173	1,422	535	8,060	3,112	956	461	3,607	4,453	4,061
Previous year	6,934	807	568	7,173	2,878	794	560	3,112	4,061

Notes:
(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2)	Includes certain assets provided on operating lease to Infosys BPO, a subsidiary.
(3)	The opening balance as of April 1, 2012, includes computer equipment having gross book value of 10 crore (net book value 2 crore) transferred from Infosys Consulting Inc.,
(4)	Includes plant and equipment having gross book value of 1 crore (net book value Nil), office equipment having gross book value of 1 crore (net book value Nil), computer equipment having gross book value of 62 crore (net book value 7 crore), furniture and fixtures having gross book value of 11 crore (net book value 4 crore) and intellectual property rights having gross book value of 21 crore (net book value 16 crore) transferred from Infosys Australia aggregating to a cumulative amount of 96 crores of gross book value ( net book value of 27 crore). (Refer to note 2.25)
(5)	During the year ended March 31, 2013 and March 31, 2012, certain assets which were old and not in use having gross book value of 521 crore and 559 crore respectively (net book value Nil) were retired.

Profit / (loss) on disposal of fixed assets during the quarter and year ended March 31, 2013 is less than 1 crore (2 crore for March 31, 2012 ) and accordingly disclosed under note 2.37.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements. Additionally, certain land has been purchased for which though the Company has possession certificate, the sale deeds are yet to be executed as at March 31, 2013

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2013 and March 31, 2012 are as follows:
in crore
Particulars	Cost	Accumulated depreciation	Net book value
Buildings	61	34	27
	60	29	31
Plant and machinery	–	–	–
	3	3	–
Computer equipment	–	–	–
	1	1	–
Furniture and fixtures	–	–	–
	2	2	–
Total	61	34	27
	66	35	31

The aggregate depreciation charged on the above assets during the quarter and year ended March 31, 2013 amounted to 1 crore and 4 crore respectively (2 crore and 6 crore for the quarter and year ended March 31, 2012, respectively).

The rental income from Infosys BPO for the quarter and year ended March 31, 2013 amounted to 6 crore and 17 crore respectively. (3 crore and 12 crore for the quarter and year ended March 31, 2012, respectively).

2.9 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Lease rentals recognized during the period	40	25	148	91

	As at March 31,
Lease obligations payable	2013	2012
Within one year of the balance sheet date	118	93
Due in a period between one year and five years	272	161
Due after five years	61	41

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS
in crore, except as otherwise stated
Particulars	As at March 31,
	2013	2012
Non-current investments
Long term investments - at cost
Trade(unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited (1)
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (14,99,99,990) equity shares of MXN 1/- par value, fully paid up	65	54
Infosys Technologies Sweden AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologies DO Brasil LTDA
4,00,00,000 (2,20,00,000) shares of BRL 1.00 par value, fully paid	109	60
Infosys Technologies (Shanghai) Company Limited	234	93
Infosys Consulting India Limited
10,00,000 (10,00,000) equity shares of 10/- each, fully paid	1	1
Infosys Public Services, Inc
1,00,00,000 (1,00,00,000) common stock of USD 0.50 par value, fully paid	24	24
Lodestone Holding AG (refer to note 2.10.1)
2,800 (Nil) - Class A shares of CHF 1,000 each and 26,710 (Nil) - Class B Shares of CHF100 each, fully paid up	1,187	–
	2,452	1,064
Others (unquoted) (refer to note 2.10.2)
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (quoted)
Investments in tax free bonds (refer to note 2.10.4)	308	–
	308	–
	2,764	1,068
Current investments – at the lower of cost and fair value
Unquoted
Liquid mutual fund units (refer to note 2.10.3)	1,580	5
Certificates of deposit (refer to note 2.10.3)	–	336
	1,580	341
Aggregate amount of quoted investments excluding interest accrued but not due of 5 crore included under Note 2.15 Short term Loans and advances	308	–
Market value of quoted investments	317	–
Aggregate amount of unquoted investments	4,038	1,411
Aggregate amount of provision made for non-current investments	2	2
(1)Investments include Nil (4,76,250) options of Infosys BPO

2.10.1 Investment in Lodestone Holding AG

"On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of 608 crores.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognised on a proportionate basis over a period of three years from the date of acquisition. An amount of 50 crores and 85 crores, representing the proportionate charge of the deferred consideration has been recognised as an expense during the quarter ended 31 March 2013 and year ended 31 March 2013.

2.10.2 Details of Investments

The details of non-current other investments in equity instruments as at March 31, 2013 and March 31, 2012 are as follows:
in crore
Particulars	As at March 31,
	2013	2012
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052 each, fully paid, par value 10 each	2	2
Global Innovation and Technology Alliance
5,000 (Nil) equity shares at 1000 each, fully paid, par value 1000 each	–	–
	6	6
Less: Provision for investment	2	2
	4	4

2.10.3 Details of Investments in liquid mutual fund units and certificates of deposit

The balances held in liquid mutual fund units as at March 31, 2013 is as follows:

Particulars	Units	Amount (in Crore)
Tata Floater Fund Plan A -Daily Dividend - Direct Plan	2,410,062	242
Kotak Liquid Scheme Plan A- Daily Dividend - Direct Plan	277,271	34
Birla Sun Life Savings Fund-Daily Dividend Reinvestment - Direct Plan	41,012,872	410
ICICI Prudential Flexible Income - Daily Dividend - Direct Plan	12,252,481	130
UTI Treasury Advantage Fund - Institutional Plan - Daily Dividend - Direct Plan	5,842,445	584
DWS Ultra Short Term Fund -Institutional Plan-Daily Dividend - Direct Plan	179,962,153	180
	241,757,284	1,580

The balances held in liquid mutual fund units as at March 31, 2012 is as follows:

Particulars	Units	Amount (in Crore)
JP Morgan India Liquid Fund - Super Institutional - Daily Dividend Reinvestment	4,997,115	5
	4,997,115	5

There were no balances held in certificates of deposit as at March 31, 2013

The balances held in certificates of deposit as at March 31, 2012 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
State Bank of Mysore	1,00,000	10,000	91
Union Bank of India	1,00,000	2,500	23
Andhra Bank	1,00,000	14,000	128
Corporation Bank	1,00,000	10,000	94
		36,500	336

2.10.4 Details of Investments in tax free bonds

The balances held in tax free bonds as at March 31, 2013 is as follows:

Particulars	Face Value	Units	Amount (in Crore)
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	2,000,000	201
8.30% National Highways Authority of India Bonds 25JAN2027	1,000	500,000	53
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	500,000	54
		3,000,000	308

2.11 LONG-TERM LOANS AND ADVANCES
in crore
Particulars	As at March 31,
	2013	2012
Unsecured, considered good
Capital advances	439	433
Electricity and other deposits	28	26
Rental deposits	29	22
Other loans and advances
Advance income taxes	1,019	929
Prepaid expenses	8	15
Loans and advances to employees
Housing and other loans	6	6
	1,529	1,431

2.12 OTHER NON-CURRENT ASSETS
in crore
Particulars	As at March 31,
	2013	2012
Others
Advance to gratuity trust (refer to note 2.28)	31	13
	31	13

2.13 TRADE RECEIVABLES (1)
in crore
Particulars	As at March 31,
	2013	2012
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	61	47
Less: Provision for doubtful debts	61	47
	–	–
Other debts
Unsecured
Considered good(2)	6,365	5,404
Considered doubtful	24	33
	6,389	5,437
Less: Provision for doubtful debts	24	33
	6,365	5,404
	6,365	5,404
(1) Includes dues from companies where directors are interested	21	8
(2) Includes dues from subsidiaries (refer to note 2.25)	204	152

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.14 CASH AND CASH EQUIVALENTS
in crore
Particulars	As at March 31,
	2013	2012
Cash on hand	–	–
Balances with banks
In current and deposit accounts	17,401	18,057
Others
Deposits with financial institutions	3,000	1,500
	20,401	19,557
Balances with banks in unpaid dividend accounts	3	2
Deposit accounts with more than 12 months maturity	181	379
Balances with banks held as margin money deposits against guarantees	189	117

Cash and cash equivalents as of March 31, 2013 and March 31, 2012 include restricted cash and bank balances of 192 crore and 119 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:
in crore
Particulars	As at March 31,
	2013	2012
In current accounts
ANZ Bank, Taiwan	1	2
Bank of America, USA	751	566
BNP Paribas, Norway	–	–
Citibank NA, Australia	131	68
Citibank NA, Dubai	4	–
Citibank NA, India	13	–
Citibank NA, EEFC (U.S. Dollar account)	110	–
Citibank NA, Japan	16	9
Citibank NA, New Zealand	1	1
Citibank NA, South Africa	1	–
Citibank NA, Thailand	1	1
Deustche Bank, India	10	8
Deustche Bank-EEFC (Euro account)	21	9
Deustche Bank-EEFC (U.S. Dollar account)	64	23
Deutsche Bank, Belgium	10	6
Deutsche Bank, France	5	4
Deutsche Bank, Germany	14	12
Deutsche Bank, Netherlands	10	3
Deutsche Bank, Russia	2	-
Deutsche Bank, Singapore	1	8
Deutsche Bank, Spain	2	1
Deutsche Bank, Switzerland	1	1
Deutsche Bank, UK	69	31
Deutsche Bank-EEFC (Swiss Franc account)	2	2
ICICI Bank, India	44	13
ICICI Bank-EEFC (U.S. Dollar account)	9	14
Nordbanken, Sweden	2	2
Punjab National Bank, India	3	1
RBS, Denmark	1	–
Royal Bank of Canada, Canada	15	5
Standard Chartered Bank, UAE	–	1
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	1
	1,315	792
In deposit accounts
Allahabad Bank	275	852
Andhra Bank	704	510
Axis Bank	1,000	746
Bank of Baroda	1,919	1,732
Bank of India	1,891	1,500
Bank of Maharashtra	–	475
Canara Bank	1,891	1,399
Central Bank of India	1,262	700
Corporation Bank	699	395
DBS Bank	–	40
Federal Bank	25	20
HDFC Bank	–	1,357
ICICI Bank	2,499	1,418

in crore
Particulars	As at March 31,
	2013	2012
IDBI Bank	995	1,000
ING Vysya Bank	88	82
Indian Overseas Bank	441	600
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	200	95
Oriental Bank of Commerce	750	700
Punjab National Bank	–	1,285
Ratnakar Bank	5	5
State Bank of Hyderabad	700	500
State Bank of Mysore	–	249
South Indian Bank	25	25
Syndicate Bank	–	550
Union Bank of India	–	602
Vijaya Bank	300	153
Yes Bank	200	131
	15,894	17,146
In unpaid dividend accounts
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	2	1
	3	2
In margin money deposits against guarantees
Canara Bank	130	56
ICICI Bank	1	–
State Bank of India	58	61
	189	117
Deposits with financial institutions
HDFC Limited	3,000	1,500
	3,000	1,500
Total cash and cash equivalents as per Balance Sheet	20,401	19,557

2.15 SHORT-TERM LOANS AND ADVANCES
in crore
Particulars	As at March 31,
	2013	2012
Unsecured, considered good
Loans to subsidiary (refer to note 2.25)	184	–
Others
Advances
Prepaid expenses	57	38
For supply of goods and rendering of services	46	20
Withholding and other taxes receivable	732	654
Others(1)	12	14
	1,031	726
Restricted deposits (refer to note 2.32)	724	461
Unbilled revenues(2)	2,217	1,766
Interest accrued but not due	91	31
Loans and advances to employees
Housing and other loans	62	49
Salary advances	125	89
Electricity and other deposits	31	35
Mark-to-market forward and options contracts	88	–
Rental deposits(3)	23	6
	4,392	3,163
Unsecured, considered doubtful
Loans and advances to employees	6	3
	4,398	3,166
Less: Provision for doubtful loans and advances to employees	6	3
	4,392	3,163
(1) Includes dues from subsidiaries (refer to note 2.25)	10	13
(2) Includes dues from subsidiaries (refer to note 2.25)	5	–
(3) Includes deposits from subsidiaries (refer to note 2.25)	21	3

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Income from software services	8,912	7,794	35,163	29,755
Income from software products	417	389	1,602	1,499
	9,329	8,183	36,765	31,254

2.17 OTHER INCOME
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Interest received on deposits with banks and others	474	560	1,714	1,696
Dividend received on investment in mutual fund units	48	4	217	24
Miscellaneous income, net	9	6	27	28
Gains / (losses) on foreign currency, net	116	39	257	81
	647	609	2,215	1,829

2.18 EXPENSES
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Employee benefit expenses
Salaries and bonus including overseas staff expenses	5,101	3,933	19,523	15,019
Contribution to provident and other funds	90	108	378	405
Staff welfare	8	10	31	49
	5,199	4,051	19,932	15,473
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	197	443	500	1,809
Technical sub-contractors - others	327	213	1,231	674
	524	656	1,731	2,483
Travel expenses
Overseas travel expenses	246	204	1,174	845
Traveling and conveyance	24	27	107	99
	270	231	1,281	944
Cost of software packages and others
For own use	141	149	585	463
Third party items bought for service delivery to clients	41	33	149	162
	182	182	734	625
Communication expenses
Telephone charges	50	40	214	150
Communication expenses	20	13	75	53
	70	53	289	203

in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Other expenses
Office maintenance	62	60	262	232
Power and fuel	45	37	180	154
Brand building	16	21	84	82
Rent	40	25	148	91
Rates and taxes, excluding taxes on income	16	15	69	51
Repairs to building	9	7	38	41
Repairs to plant and machinery	9	9	40	37
Computer maintenance	19	13	69	46
Consumables	5	5	22	24
Insurance charges	9	6	34	25
Research grants	4	1	9	3
Marketing expenses	6	5	29	19
Commission charges	9	5	32	24
Printing and Stationery	2	3	11	11
Professional membership and seminar participation fees	4	5	16	14
Postage and courier	3	2	11	9
Advertisements	1	1	5	4
Provision for post-sales client support and warranties	7	(8)	79	60
Commission to non-whole time directors	2	2	8	8
Freight charges	–	–	1	1
Provision for bad and doubtful debts and advances	16	3	30	60
Books and periodicals	1	1	3	3
Auditor's remuneration
Statutory audit fees	–	–	1	1
Other services	–	–	1	–
Bank charges and commission	–	–	3	2
Donations	1	1	11	26
Miscellaneous expenses	–	–	(2)	–
	286	219	1,194	1,028

2.19 TAX EXPENSE
in crore
	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Current tax
Income taxes	738	909	3,361	3,147
Deferred taxes	(21)	21	(120)	57
	717	930	3,241	3,204

Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

in crore
Particulars	As at March 31,
	2013		2012
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		19		3
Claims against the Company, not acknowledged as debts(1)		535		72
[Net of amount paid to statutory authorities 1,114 crore (1,114 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		1,139		949
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	814	4,419	677	3,445
In Euro	50	348	20	136
In GBP	55	453	20	163
In AUD	70	396	23	121
Options outstanding
In USD	–	–	50	254
		5,616		4,119
(1) Claims against the company not acknowledged as debts include demand from the Indian Income tax authorities for payment of additional tax of 1,088 crore (1,088 crore), including interest of 313 crore (313 crore) upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008. The income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 are pending before the Commissioner of Income tax ( Appeals) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations. The company received a draft Assessment Order from the Income tax authorities for an amount of 575 crore for fiscal 2009. As the company is contesting this position like earlier years, the appellate authority would be approached upon receiving the final order.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is 1,189 crore (1,081 crore as at March 31, 2012).

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

in crore
Particulars	As at March 31,
	2013	2012
Not later than one month	945	304
Later than one month and not later than three months	1,701	650
Later than three months and not later than one year	2,970	3,165
	5,616	4,119

The Company recognized a gain on derivative financial instruments of 189 crore and 185 crore during the quarter ended March 31, 2013 and March 31, 2012, respectively, which is included in other income.

The Company recognized a gain on derivative financial instruments of 68 crore and a loss of 263 crore during the year ended March 31, 2013 and March 31, 2012, respectively, which is included in other income.

2.21 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per revised Schedule VI to the Companies Act, 1956.

2.22 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Capital goods	52	73	307	180
Software packages	3	6	3	6
	55	79	310	186

2.23 ACTIVITY IN FOREIGN CURRENCY
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Earnings in foreign currency
Income from software services and products	9,063	8,821	36,020	30,597
Interest received from banks and others	1	2	4	12
Dividend received from subsidiary	–	578	83	578
	9,064	9,401	36,107	31,187
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	199	199	996	702
Professional charges	87	100	368	354
Technical sub-contractors - subsidiaries	157	440	382	1,806
Overseas salaries and incentives	3,475	2,477	13,164	9,140
Other expenditure incurred overseas for software development	537	372	1,924	1,344
	4,455	3,588	16,834	13,346
Net earnings in foreign currency	4,609	5,813	19,273	17,841

2.24 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted during the year ended March 31, 2013 and March 31, 2012 are as follows:
in crore
Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Year ended March 31,
			2013	2012
Interim dividend for fiscal 2013	3	6,45,41,612	97	–
Final dividend for fiscal 2012	4	7,73,18,432	170	–
Special dividend for fiscal 2012 - 10 years of Infosys BPO operations	4	7,73,18,432	77	–
Interim dividend for fiscal 2012	5	8,13,31,029	–	122
Final dividend for fiscal 2011	4	8,74,37,368	–	175

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at March 31,
		2013	2012
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Consulting Inc (1)	USA	–	–
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys BPO s. r. o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (2)	Poland	99.98%	99.98%
Infosys Consulting India Limited (3)	India	100%	100%
McCamish Systems LLC (2)	USA	99.98%	99.98%
Portland Group Pty Ltd(2)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(2)(4)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Lodestone Holding AG(6)	Switzerland	100%	–
Lodestone Management Consultants (Canada) Inc. (7)	Canada	100%	–
Lodestone Management Consultants Inc. (7)	USA	100%	–
Lodestone Management Consultants Pty Limited (7)	Australia	100%	–
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	100%	–
Lodestone Management Consultants AG (7)	Switzerland	100%	–
Lodestone Augmentis AG (7)	Switzerland	100%	–
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	–
Lodestone Management Consultants (Belgium) S.A. (7)(9)	Belgium	99.90%	–
Lodestone Management Consultants GmbH (7)	Germany	100%	–
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	–
Lodestone Management Consultants SAS (7)	France	100%	–
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	–
Lodestone Management Consultants GmbH (7)	Austria	100%	–
Lodestone Management Consultants China Co., Ltd. (7)	China	100%	–
Lodestone Management Consultants Ltd. (7)	UK	100%	–
Lodestone Management Consultants B.V. (7)	Netherlands	100%	–
Lodestone Management Consultants Ltda. (7)(9)	Brazil	99.99%	–
Lodestone Management Consultants Sp. z.o.o. (7)	Poland	100%	–
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	–
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	–
Lodestone Management Consultants S.R.L. (7)(10)	Argentina	100%	–

(1)	On October 7, 2011, the board of directors of Infosys Consulting Inc., approved the termination and winding down of the entity, and entered into a scheme of amalgamation and initiated its merger with Infosys Limited. The termination of Infosys Consulting, Inc. became effective on January 12, 2012, in accordance with the Texas Business Organizations Code. Effective January 12, 2012, the assets and liabilities of Infosys Consulting, Inc, were transferred to Infosys Limited.
(2)	Wholly owned subsidiaries of Infosys BPO.
(3)	On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High court of Karnataka for its merger with Infosys Limited.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	On July 4, 2012, the board of directors of Infosys Australia , have passed a resolution approving in principle the transfer of assets and liabilities to Infosys Limited effective April 1, 2012. Infosys Australia is currently being liquidated.
(6)	On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(7)	Wholly owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8)	Liquidated effective February 14, 2013
(9)	Majority owned and controlled subsidiaries
(10)	Incorporated effective January 10, 2013

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

The details of amounts due to or due from as at March 31, 2013 and March 31, 2012 are as follows:
in crore
Particulars	As at March 31,
	2013	2012
Trade Receivables
Infosys China	4	12
Infosys BPO (Including subsidiaries)	40	9
Infosys Public Services	160	131
	204	152
Loans
Infosys Public Services	68	–
Lodestone Holding AG (including subsidiaries)	116	–
	184	–
Other receivables
Infosys Australia	–	1
Infosys BPO (Including subsidiaries)	9	1
Infosys Public Services	–	11
Lodestone Holding AG (including subsidiaries)	1	–
	10	13
Unbilled revenues
Infosys Public Services	5	–
Trade payables
Infosys China	9	6
Infosys Australia	–	52
Infosys BPO (Including subsidiaries)	72	2
Infosys Mexico	1	–
Infosys Sweden	–	1
	82	61
Other payables
Infosys Australia	–	2
Infosys BPO (Including subsidiaries)	10	8
Lodestone Holding AG (including subsidiaries)	21	–
Infosys Consulting India	2	2
Infosys Public Services	–	17
	33	29
Provision for expenses
Lodestone Holding AG (including subsidiaries)	33	–
Infosys BPO (Including subsidiaries)	1	–
	34	–
Rental Deposit given for shared services
Infosys BPO	21	3
Rental Deposit taken for shared services
Infosys BPO	27	7

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the quarter and year ended March 31, 2013 and March 31, 2012 are as follows:
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Capital transactions:
Financing transactions
Infosys Shanghai	–	–	141	82
Lodestone Holding AG	–	–	1,187	–
Infosys Mexico	–	–	11	–
Infosys Consulting India	–	1	–	1
Infosys Brasil	5	21	49	22
	5	22	1,388	105
Loans
Lodestone Holding AG	–	–	118	–
Infosys Public Services	66	–	66	–
Infosys China	–	(25)	–	(25)
Infosys Brasil	–	(13)	–	(10)
	66	(38)	184	(35)
Revenue transactions:
Purchase of services
Infosys Australia	–	360	2	1,333
Infosys China	55	69	238	263
Infosys Consulting	–	1	–	146
Infosys Consulting India	–	–	–	2
Lodestone Holding AG (including subsidiaries)	102	–	104	–
Infosys BPO (Including subsidiaries)	36	7	135	27
Infosys Sweden	1	2	6	10
Infosys Mexico	3	4	13	27
Infosys Brasil	–	–	2	1
	197	443	500	1,809
Purchase of shared services including facilities and personnel
Infosys Consulting (including subsidiaries)	–	–	–	2
Infosys BPO (including subsidiaries)	22	24	72	101
	22	24	72	103
Interest income
Infosys Brasil	–	–	–	1
Lodestone Holding AG	2	–	2	–
Infosys Public Services	1	–	1	–
Infosys China	–	–	–	1
	3	–	3	2
Sale of services
Infosys Australia	–	–	1	14
Infosys China	–	2	1	8
Infosys Brasil	–	–	–	1
Infosys Mexico	–	1	1	5
Infosys BPO (including subsidiaries)	13	11	58	34
Infosys Consulting	–	–	–	43
Infosys Public Services	119	129	439	171
	132	143	500	276
Sale of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	14	14	39	57
Infosys Consulting	–	–	–	21
	14	14	39	78
Dividend income
Infosys Australia	–	578	83	578

During the quarter and year ended March 31, 2013, an amount of Nil and 10 crore (Nil and 20 crore for the quarter and year ended March 31, 2012) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Salaries and other employee benefits(1)	11	11	50	45

Includes a one time earn out payment of 6 crore made to Stephen Pratt during the year ended March 31, 2013

2.26 RESEARCH AND DEVELOPMENT EXPENDITURE
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) (1)
Capital Expenditure	–	–	3	–
Revenue Expenditure	61	51	247	75
Other R&D Expenditure
Capital Expenditure	–	1	3	5
Revenue Expenditure	167	126	660	580
Total R&D Expenditure
Capital Expenditure	–	1	6	5
Revenue Expenditure	228	177	907	655

(1) DSIR has accorded weighted deduction approval for Finacle and Infosys labs R&D centres of Infosys located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mysore, Pune and Trivandrum locations. The approval is effective 23rd November 2011.

The eligible R&D revenue and capital expenditure are 247 crore and 3 crore for the year ended March 31, 2013 and 75 crore towards revenue expenditure for the year ended March 31, 2012

2.27 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach”, as laid down in AS 17, Segment reporting. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, enterprises in manufacturing (MFG), enterprises in the energy, utilities,communication and services (ECS) and enterprises in retail, consumer product group, logistics, life sciences and health care (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended March 31, 2013 and March 31, 2012:
in crore
Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	3,285	1,943	1,913	2,188	9,329
	2,870	1,651	1,738	1,924	8,183
Identifiable operating expenses	1,522	1,028	858	1,081	4,489
	1,292	744	782	824	3,642
Allocated expenses	751	469	461	528	2,209
	630	375	394	436	1,835
Segmental operating income	1,012	446	594	579	2,631
	948	532	562	664	2,706
Unallocable expenses					256
					204
Other income					647
					609
Profit before exceptional item and taxes					3,022
					3,111
Exceptional item- Dividend income					–
					578
Profit before tax					3,022
					3,689
Tax expense					717
					930
Profit for the period					2,305
					2,759

Year ended March 31, 2013 and March 31, 2012:
in crore
Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	12,775	7,657	7,506	8,827	36,765
	11,172	6,117	6,572	7,393	31,254
Identifiable operating expenses	5,767	3,751	3,378	3,930	16,826
	5,162	2,789	3,018	3,148	14,117
Allocated expenses	3,032	1,880	1,844	2,168	8,924
	2,475	1,402	1,504	1,695	7,076
Segmental operating income	3,976	2,026	2,284	2,729	11,015
	3,535	1,926	2,050	2,550	10,061
Unallocable expenses					956
					794
Other income					2,215
					1,829
Profit before exceptional item and taxes					12,274
					11,096
Exceptional item- Dividend income					83
					578
Profit before tax					12,357
					11,674
Tax expense					3,241
					3,204
Profit for the period					9,116
					8,470

Geographic Segments

Quarter ended March 31, 2013 and March 31, 2012:
in crore
Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	5,816	2,134	252	1,127	9,329
	5,214	1,850	180	939	8,183
Identifiable operating expenses	2,853	989	136	511	4,489
	2,281	784	86	491	3,642
Allocated expenses	1,404	505	50	250	2,209
	1,183	414	36	202	1,835
Segmental operating income	1,559	640	66	366	2,631
	1,750	652	58	246	2,706
Unallocable expenses					256
					204
Other income, net					647
					609
Profit before exceptional item and taxes					3,022
					3,111
Exceptional item- Dividend income					–
					578
Profit before tax					3,022
					3,689
Tax expense					717
					930
Profit for the period					2,305
					2,759

Year ended March 31, 2013 and March 31, 2012:
in crore
Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	23,454	8,026	833	4,452	36,765
	20,346	6,614	740	3,554	31,254
Identifiable operating expenses	10,699	3,733	472	1,922	16,826
	8,869	2,995	368	1,885	14,117
Allocated expenses	5,758	1,949	179	1,038	8,924
	4,659	1,496	153	768	7,076
Segmental operating income	6,997	2,344	182	1,492	11,015
	6,818	2,123	219	901	10,061
Unallocable expenses					956
					794
Other income, net					2,215
					1,829
Profit before exceptional item and taxes					12,274
					11,096
Exceptional item- Dividend income					83
					578
Profit before tax					12,357
					11,674
Tax expense					3,241
					3,204
Profit for the period					9,116
					8,470

2.28 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :
in crore
Particulars	As at March 31,
	2013	2012	2011	2010	2009
Obligations at year beginning	569	459	308	256	217
Transfer of obligation	–	–	–	(2)	–
Service cost	183	143	171	72	47
Interest cost	35	37	24	19	15
Actuarial (gain)/ loss	(23)	(6)	15	(4)	–
Benefits paid	(83)	(64)	(59)	(33)	(23)
Curtailment gain	(69)	–	–	–	–
Obligations at year/period end	612	569	459	308	256

Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.

Change in plan assets
Plan assets at year beginning, at fair value	582	459	310	256	229
Expected return on plan assets	57	47	34	24	16
Actuarial gain	1	–	1	1	5
Contributions	86	140	173	62	29
Benefits paid	(83)	(64)	(59)	(33)	(23)
Plan assets at year/period end, at fair value	643	582	459	310	256

Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/period	643	582	459	310	256
Present value of the defined benefit obligations at the end of the year	612	569	459	308	256
Asset recognized in the balance sheet	31	13	–	2	–

Assumptions
Interest rate	7.95%	8.57%	7.98%	7.82%	7.01%
Estimated rate of return on plan assets	9.51%	9.45%	9.36%	9.00%	7.01%
Weighted expected rate of salary increase	7.27%	7.27%	7.27%	7.27%	5.10%

Net gratuity cost for the quarter and year ended March 31, 2013 and March 31, 2012 comprises of the following components:
in crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Gratuity cost for the year
Service cost	21	24	183	143
Interest cost	7	10	35	37
Expected return on plan assets	(14)	(12)	(57)	(47)
Actuarial (gain)/loss	8	13	(24)	(6)
Curtailment	(14)	–	(69)	–
Plan amendment amortization	(1)	(1)	(4)	(4)
Net gratuity cost	7	34	64	123

Actual return on plan assets	12	10	58	47

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited.

As at March 31, 2013 and March 31, 2012, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute approximately 60 crore to the gratuity trust during the fiscal 2014.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2013 and March 31, 2012 amounts to 15 crore and 18 crore, respectively and disclosed under 'Other long-term liabilities and other current liabilities'.

During the year, the company has aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act. This amendment has resulted in a curtailment gain of 14 crores for the quarter and 69 crores for the year ended March 31, 2013 which has been recognized in the statement of profit and loss for the year ended March 31, 2013.

2.29 PROVIDENT FUND

The Company contributed 63 crore and 240 crore towards provident fund during the quarter and year ended March 31, 2013 respectively (56 crore and 214 crore during the quarter and year ended March 31, 2012, respectively).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2013, March 31, 2012, March 31, 2011, March 31, 2010 and March 31, 2009.

The details of fund and plan asset position are given below:
in crore
Particulars	As at March 31,
	2013	2012	2011	2010	2009
Plan assets at period end, at fair value	2,399	1,816	1,579	1,295	997
Present value of benefit obligation at period end	2,399	1,816	1,579	1,295	997
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,
	2013	2012	2011	2010	2009
Government of India (GOI) bond yield	7.95%	8.57%	7.98%	7.83%	7.01%
Remaining term of maturity	8 years	8 years	7 years	7 years	6 years
Expected guaranteed interest rate	8.25%	8.25%	9.50%	8.50%	8.50%

2.30 SUPERANNUATION

The Company contributed 46 crore and 176 crore to the superannuation trust during the quarter and year ended March 31, 2013, respectively (17 crore and 63 crore during the quarter and year ended March 31, 2012, respectively).

2.31 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Number of shares considered as basic weighted average shares outstanding	57,42,36,166	57,42,25,771	57,42,32,838	57,41,99,094
Add: Effect of dilutive issues of shares/stock options	–	7,402	853	30,648
Number of shares considered as weighted average shares and potential shares outstanding	57,42,36,166	57,42,33,173	57,42,33,691	57,42,29,742

2.32 RESTRICTED DEPOSITS

Deposits with financial institutions as at March 31, 2013 include 724 crore (461 crore as at March 31, 2012) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.33 DUES TO MICRO SMALL AND MEDIUM ENTERPRISES

The company has no dues to micro and small enterprises during the quarter and year ended March 31, 2013 and March 31, 2012 and as at March 31, 2013 and March 31, 2012.

2.34 LITIGATION

"On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We are engaged in discussions with the U.S. Attorney’s Office regarding this matter, however, we cannot predict the outcome of such discussions

In addition, the U.S. Department of Homeland Security (DHS) has reviewed our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the Department has reviewed, and may impose fines and penalties on us related to such alleged errors. At this time, we cannot predict the outcome of the discussions with the DHS or other governmental authority regarding the review of our Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review may not be complete and we remain in discussions with the U.S. Attorney’s Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we expect to incur in connection with the resolution of these matters.

Further, in the event that any governmental authority undertakes any actions that limit any visa program that we utilize or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business, results of operations, and financial condition"

2.35 NOTES TO CASH FLOW STATEMENTS
in crore, except as otherwise stated
Particulars	Year ended March 31,
	2013	2012
2.35.1 CHANGE IN TRADE RECEIVABLES
As per the balance sheet	6,365	5,404
Less: Trade receivables taken over from Infosys consulting Inc., USA pursuant transfer of assets and liabilities, effective January 2012	–	12
Less: Opening balance considered	5,404	4,212
	961	1,180

2.35.2 CHANGE IN LOANS AND ADVANCES AND OTHER ASSETS

As per the balance sheet (current and non current) (1)	5,941	4,605
Less: Gratuity obligation - unamortised amount relating to plan amendment(2)	15	18
Interest accrued but not due	91	31
Loan to subsidiary	184	–
Advance income taxes	1,019	929
Capital Advance	439	433
Closing balance (3)	4,193	3,194
Less: Opening balance considered	3,196	2,375
	997	819

(1)	excludes loans and advances and other assets of 11 crore taken over from Infosys Australia during the quarter ended June 30, 2012
(2)	refer to note 2.28
(3)	excludes loans and advances and other assets of 2 crore taken over from Infosys Consulting Inc., USA pursuant to transfer of assets and liabilities, effective January 2012, in the closing balance as at March 31, 2012.

2.35.3 CHANGE IN LIABILITIES AND PROVISIONS

As per the balance sheet (current and non current) (1)	6,844	6,050
Less:Unpaid dividend	3	2
Retention monies	69	42
Gratuity obligation - unamortised amount relating to plan amendment	15	18
Payable for acquisition of business	82	–
Payable to subsidiary for acquisition	4	–
Provisions separately considered in cash flow statement
Income taxes	1,274	967
Proposed dividend	1,550	1,837
Tax on dividend	263	298
	3,584	2,886
Less: Opening balance considered (2)	2,894	2,215
	690	671

(1)	excludes liabilities and provisions of 69 crore taken over from Infosys Australia during the quarter ended June 30, 2012
(2)	excludes trade payables of 8 crore taken over from Infosys Consulting Inc., USA pursuant to transfer of assets and liabilities, effective January 2012
(3)	excludes exchange difference of 3 crore for the year ended March 31, 2013

2.35.4 INCOME TAXES PAID

Charge as per the profit and loss account	3,241	3,204
Add/(Less) :Increase/(Decrease) in advance income taxes	90	(1)
Increase/(Decrease) in deferred taxes (1)(2)	120	(57)
Income tax benefit arising from exercise of stock options	–	(1)
(Increase)/Decrease in income tax provision	(307)	(207)
	3,144	2,938

(1)	excludes exchange difference of 18 and 22 crore for the year ended March 31, 2013 and March 31,2012
(2)	excludes deferred tax assets of 31 crore taken over from Infosys Australia during the quarter ended June 30, 2012

2.35.5 PAYMENT TOWARDS CAPITAL EXPENDITURE

As per the balance sheet (1)	1,326	797
Less: Proceeds from sale of fixed assets	5	2
Less: Opening capital work-in-progress	588	249
Add: Closing capital work-in-progress	1,135	588
Add: Opening retention monies	42	21
Less: Closing retention monies	69	42
Add: Closing capital advance	439	433
Less: Opening capital advance	433	250
	1,847	1,296

(1)  excludes gross book value of assets taken over from Infosys Australia of 96 crore during the quarter ended June 30, 2012

2.35.6 INVESTMENTS IN SUBSIDIARIES (1)

As per the balance sheet	2,452	1,063
Less : Payable to subsidiary for acquisition	4	–
Less: Opening balance considered (2)	1,064	959
	1,384	104

(1)	refer to note 2.25 for investment made in subsidiaries
(2)	excludes investment in Infosys Consulting India Limited of 1 crore taken over from Infosys Consulting Inc., USA pursuant to transfer of assets and liabilities, effective January 2012

2.35.7 INVESTMENT/(DISPOSAL) OF OTHER INVESTMENTS

Opening balance considered	345	123
Add: Investment in other investments	1,883	2,796
Less: Disposal of other investments	336	2,574
Closing balance	1,892	345

2.35.8 INTEREST AND DIVIDEND RECEIVED

Interest and dividend income as per profit and loss account	1,931	1,720
Add: Opening interest accrued but not due	31	14
Less: Closing interest accrued but not due	91	31
	1,871	1,703

2.35.9 LOAN GIVEN TO SUBSIDIARIES

Closing Balance	184	–
Less: Increase in loan balance due to exchange difference	–	3
Less: Opening balance	–	32
	184	(35)

2.36 EXCEPTIONAL ITEM

During the year ended March 31, 2013, the Company received dividend of 83 crore (578 crore during the quarter and year ended March 31, 2012, presented net of taxes in the previous year) from its wholly owned subsidiary Infosys Australia. The tax on the dividend is 14 crore and 94 crore respectively.

2.37 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS
in crore
Statement of Profit and Loss account for the	Quarter ended March 31,		Year ended March 31,
	2013	2012	2013	2012
Income from software services and products	9,329	8,183	36,765	31,254
Software development expenses	5,670	4,652	21,662	17,835
GROSS PROFIT	3,659	3,531	15,103	13,419
Selling and marketing expenses	479	380	1,870	1,453
General and administration expenses	549	445	2,218	1,905
	1,028	825	4,088	3,358
OPERATING PROFIT BEFORE DEPRECIATION	2,631	2,706	11,015	10,061
Depreciation and amortization	256	204	956	794
OPERATING PROFIT	2,375	2,502	10,059	9,267
Other income	647	609	2,215	1,829
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	3,022	3,111	12,274	11,096
Dividend income	–	578	83	578
PROFIT BEFORE TAX	3,022	3,689	12,357	11,674
Tax expense:
Current tax	738	909	3,361	3,147
Deferred tax	(21)	21	(120)	57
PROFIT FOR THE PERIOD	2,305	2,759	9,116	8,470

2.38 DETAILS OF ROUNDED OFF AMOUNTS

The financial statements are presented in crore. Those items which are required to be disclosed and which were not presented in the financial statement due to rounding off to the nearest crore are given as follows :

Balance Sheet Items
in crore
Note	Description	As at March 31,
		2013	2012
2.8	Fixed assets - Vehicles
	Deletion during the period	0.07	0.47
	Depreciation on deletions	0.05	0.47
2.10	Investments
	Investment in Infosys Sweden	0.06	0.06
	Investment in Global Innovation and Technology Alliance	0.50	–
2.25	Related party transactions
	Trade receivables
	Infosys Australia	–	0.22
	Infosys Brasil	–	0.12
	Trade payables
	Infosys Brasil	–	0.07
	Infosys Sweden	0.21	–
	Other Receivables
	Infosys Public Services	0.30	–
	Other Payables
	Infosys Mexico	–	0.04
	Infosys Public Services	0.50	–
	Deposit taken for shared services
	Infosys Consulting India	–	0.14

Profit & Loss Items
in crore
Note	Description	Quarter ended March 31,		Year ended March 31,
		2013	2012	2013	2012
Profit & Loss	Additional dividend	–	–	–	0.02
2.18	Auditor's remuneration
	Statutory Audit Fee	0.26	0.23	–	–
	Certification charges	0.02	0.02	0.07	0.07
	Out-of-pocket expenses	0.02	0.02	0.05	0.05

2.17	Profit/(loss) on disposal of fixed assets	0.70	–	0.48	–
2.25	Related party transactions
	Revenue transactions
	Purchase of services - Infosys Brasil	–	0.13	–	0.13
	Sale of services - Infosys Australia	–	0.43	–	0.43
	Sale of services - Infosys Brasil	0.22	0.39	0.50	0.39

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna	K.V.Kamath Chairman	S. Gopalakrishnan Executive Co-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	Deepak M. Satwalekar Director
Partner
Membership No. 32815
	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	R.Seshasayee Director

	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director	V. Balakrishnan Director

Bangalore April 12, 2013	Ashok Vemuri Director	B. G. Srinivas Director	Rajiv Bansal Chief Financial Officer	N.R. Ravikrishnan Company Secretary

Auditors’ Report on Quarterly Financial Results and Year to Date Financial Results of Infosys Limited Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Limited

We have audited the quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 31 March 2013 and the year to date financial results for the period from 1 April 2012 to 31 March 2013, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public  Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per section 211 (3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 March 2013 as well as the year to date results for the period from 1 April 2012 to 31 March 2013.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
12 April2013